Form 10-K, Exhibit 13
period 1996-12-31
LIFE BANCORP INC
filed 1997-03-27
CIK 926039

Exhibit 13




                               Life Bancorp, Inc.



                                      1996
                          Annual Report to Stockholders

                                    Contents
                                                                         Page
Message to Stockholders..................................................   2
Selected Financial and Operating Data....................................   5
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................   6
Report of Independent Auditor............................................  23
Financial Statements:
  Consolidated Balance Sheets............................................  24
  Consolidated Statements of Operations..................................  25
  Consolidated Statement of Changes in Stockholders' Equity..............  26
  Consolidated Statements of Cash Flows..................................  27
Notes to Consolidated Financial Statements...............................  29
Directors and Executive Officers.........................................  63
Stockholder Information..................................................  64
Banking Locations - Life Savings Bank, FSB............      Inside Back Cover


                                Corporate Profile

        Life Bancorp, Inc. ("Life" or the "Company") is a Virginia-chartered thrift holding company headquartered in Norfolk, Virginia. Substantially all of Life's assets and operations are in Life Savings Bank, FSB (the "Savings Bank" or the "Bank"), a federal stock savings bank.

        At December 31, 1996, Life had consolidated assets of $1.4 billion, deposits of $732.3 million and stockholders' equity of $150.9 million. The Bank converted from mutual to stock ownership in October 1994, and reorganized into the holding company form of organization with the Company becoming the holding company for the Bank.

        Life operates twenty retail banking offices in its immediate market area
- South Hampton Roads, Virginia, which consists of the cities of Chesapeake, Norfolk, Portsmouth, Suffolk and Virginia Beach. Hampton, Newport News and
Williamsburg, are also a part of Hampton Roads, which, with 1.5 million residents, is the 4th largest metropolitan statistical area in the Southeast region of the United States and the 27th largest in the Nation.

        Through its retail banking offices, Life delivers a wide range of banking products and services to meet the needs of individuals, businesses and organizations. The Bank attracts retail deposits from the general public and the business community through a variety of deposit products. Deposits are insured by the Savings Association Insurance Fund, administered by the Federal Deposit Insurance Corporation, within applicable limits.

        The  Company's  lending   activities  focus  on  meeting  the  needs  of
individuals and businesses in its market area by offering permanent and construction residential loans, second mortgages and equity lines of credit, consumer loans, commercial real estate and business loans, and lines of credit.

        The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(sm) under the symbol "LIFB." The Bank has been in business since 1935. It is the largest financial institution headquartered in Hampton Roads and the largest savings bank in Virginia.

                         To Our Stockholders and Friends

        We are again pleased to prepare this message as a preface to our Annual Report, an important and unique opportunity to speak personally with each of you as we review the highlights of 1996, reflect on current happenings, and look toward the future.

        Our primary service area, the Hampton Roads Market, is located in the southeastern corner of Virginia where the Elizabeth, James and York Rivers flow into the Chesapeake Bay which in turn empties into the Atlantic Ocean. The coastal and tributary cities of Norfolk, Portsmouth, Virginia Beach, Chesapeake, Suffolk, Newport News, Hampton and Williamsburg, with a combined population in excess of 1.5 million, make up our primary trade area. These are cities of stable growth, a sound employment base, significant economic and cultural development, and they are blessed to be a part of the eastern seaboard and the great port of Hampton Roads. As illustrated on the cover and throughout this Report, you will see that Life Bancorp is a major part of this market. Our financial growth has paralleled and enhanced the economic activities of the area, and, as our cities have prospered, so too have we.

        The fruits of our 1996 Business Plan increased our ability to capitalize on our dynamic market, and our financial results are evident of this through increased revenues, new products and the implementation of long-term, cost-saving technology. As we discussed last year, our Business Plan must be goal oriented if we are to increase stockholder value and maximize long-term investment return, never forgetting that the market value of our stock is the financial measure of stockholders' confidence in our progress. The significant changes taking place in the banking industry create significant challenges for Management as we attempt to maximize the efficient use of our capital while at the same time offering broader services and market technology. It is the customer who judges the quality of our service delivery and it is you, the stockholder, who grades our accomplishments. We feel we have received high marks from both constituencies as we position ourselves for the future.

        Also as a part of our Business Plan, we implemented an arbitrage investment program as a means of growing the Bank, with minimum overhead costs, by utilizing wholesale borrowings to fund investments in mortgage-backed securities. We are very pleased with the results of this goal-oriented management strategy, because it had a threefold positive effect on the operations of the Bank in 1996. First, we attained record net interest income totaling in excess of $34 million. Second, we grew the Bank in total assets to more than $1.4 billion, and third, our strategy provided an efficient means to manage interest rate risk. Over time, it is our intention to reduce borrowings as a percentage of retail deposits, and mortgage-backed securities as a percentage of originated portfolio loans. We feel our Business Plan is working, and I am confident that we can carry it even further as we move into 1997.

        1996 was a year of Extraordinary Events -- some of which would seem to be negative since they adversely impacted operations for the year, but, in reality, were very positive for longer term income enhancement and competitive strategy. I speak primarily of the one-time, $4.4 million FDIC deposit insurance assessment on Life Savings Bank. Such special assessment impacted all thrift institutions and those commercial banks holding

Savings Association Insurance Fund deposits. As a positive event, based on deposits at December 31, 1996, the reduced deposit insurance premiums, which were part of the legislative package creating the one-time special assessment, will add approximately $1.2 million annually to pre-tax income in future years and more than 7.5 cents in our after-tax earnings per share.

        On another positive note, along with our efforts to leverage the capital of the Bank, we completed two major Stock Repurchase programs in 1996. Subsequent to our having gone public in October 1994, we have now repurchased and retired over one million shares. This action has been an ideal means to increase our per share earnings, which, before the earlier noted insurance fund special assessment, would have been $1.20 per share in 1996, a 33% increase over the $0.90 per share for 1995. Though our current return on average equity has increased from 5.93% in 1995 to 7.60% in 1996 (excluding the special SAIF assessment and a related charge), the continuing increase of effective return remains one of our highest priorities. With a 10.63% capital ratio at the end of 1996, we believe we have additional opportunities to leverage against that capital which will facilitate our efforts to further increase our earnings per share and our return on capital.

        We are again proud to announce that we were classified as a "Well Capitalized" institution by regulatory authorities in 1996, and, relative to our performance under the Community Reinvestment Act, we again received their "Outstanding" designation for our excellent record in meeting the credit needs of our communities.

        The Acquisition and integration of the operations of Seaboard Savings Bank, in early 1996, was successful and strategically important because it increased our market share by bringing to us $66.8 million in deposits, three strategically located branches and a group of experienced and capable people who have been an excellent complement to our dedicated employee base. Including the deposits acquired with the Seaboard acquisition, our deposit base grew during the year to $732 million from $607 million at the end of 1995.

        Net Earnings for 1996 were $8.6 million, or $.89 per share, even though some $4.9 million in before tax expense was incurred because of the noted special assessment and a related goodwill charge. We were really quite pleased with our performance especially since our net interest income hit record levels, our fee income is growing, our operating costs remain firmly under control and well below peer group averages and, other than goodwill, our recent acquisition related expenses are behind us. Our stock price at the close of 1996 was $18.00, up from $15.00 at the end of the previous year, and our year-end book value per share was $15.33 compared to $14.75 at the end of 1995.

        Relative to Production activities in 1996, we experienced a record year in generating diversified commercial real estate loans as well as consumer products, especially in automobile finance. Our subsidiary Life Financial Services Corporation enjoyed a record year in securities, annuities and insurance sales.

        Many events occurred in 1996 which are expected to result in Improved Operating Fundamentals and Efficiencies. As we move into 1997 and beyond, other significant and positive activities continue. Toward the end of 1996 we converted our data processing system to a modern PC-based, network computer service center that is state-of-the-art and will better position us as we move toward and into the next millennium. Though there are a few wrinkles, we are very pleased as we look at the early results of this conversion. We are also pleased to report two equity investment affiliations with organizations providing title insurance and trust services.

        In the future, certain national issues affecting our industry remain to be resolved, and our business strategy must continue to address the Changing Financial Climate. Regulatory relief continues to be a major issue, and we may see significant changes in financial institution charter requirements. We must continue to grow, expand our core product lines, expand our geographic markets and leverage our capital. I truly believe that the primary challenge for Management will be our ability to manage change while at the same time remaining focused on core banking efficiency. Success relies on modern technology, cost containment, prospect development and enhanced sales, yet never losing sight of credit quality and customer service.

        On a more  personal  note .... we announced in early spring that William
J. Fanney, former Chairman of the Board, had been designated as Chairman Emeritus. Mr. Fanney's career spans some 48 years with the Bank, and we are delighted that we will continue to benefit from his wisdom gained over his long and distinguished career.

        Looking into the future, we feel good about ourselves and our prospects. As Board Chairman, and perhaps more importantly as a stockholder, I am aware of the challenges and the expectations of our investors. The insurance fund resolution has been and will continue to be a dynamic event and, even though the special assessment was a heavy price to pay, that legislative accomplishment will allow us to more effectively plan for the future without dealing with the competitive restraints of inequitable deposit insurance premiums.

        We are one team with a common vision and an enthusiasm for working together, and we are prepared to face the challenges of the future.

                                       Sincerely,

                                       /s/ Edward E. Cunningham

                                       Edward E. Cunningham
                                       Chairman of the Board,
                                       President and Chief Executive Officer




                    ---------------------------------------


[PICTURE AND DESCRIPTION DELETED - SEE APPENDIX]



                                       Selected Financial and Operating Data

As of December 31,                                          1996          1995           1994          1993          1992
-------------------------------------------------------------------------------------------------------------------------

                                                                (Dollars in Thousands Except Per Share Data)

Selected Financial Condition Data:
Total assets                                          $1,419,762    $1,097,000     $  996,908      $770,443      $691,976
Cash and cash equivalents                                 11,283         8,845          7,945         9,372         8,523
Mortgage loans held-for-sale                                  --            --             --         9,346         4,376
Investment securities                                     30,742        23,040         18,414        11,419        32,575
Mortgage-backed securities:
  Held-to-maturity                                       140,974       168,602        402,244       332,112       172,746
  Available-for-sale                                     565,086       393,587        107,264            --            --
Loans receivable, net                                    622,405       467,424        421,191       366,510       430,051
Deposit accounts                                         732,322       607,139        588,262       528,932       521,347
FHLB advances                                            261,711       148,636        174,977       159,272        52,388
Repurchase agreements and other borrowings               259,000       168,518         73,212        26,499        66,247
Stockholders' equity                                     150,938       160,941        148,511        48,252        43,652

Years Ended December 31,                                    1996          1995           1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------

Selected Operating Data:
Interest income                                       $   95,133    $   77,025     $   57,017      $ 52,510      $ 56,296
Interest expense                                          60,929        48,266         35,419        32,031        34,967
                                                      ----------    ----------     ----------      --------      --------
Net interest income                                       34,204        28,759         21,598        20,479        21,329
Provision (credit) for loan losses                         (265)           454          1,431           715           894
Noninterest income                                         3,362         2,023          3,295         5,405         3,043
Noninterest expense                                       23,501        16,054         13,980        18,610        15,398
                                                      ----------    ----------     ----------      --------      --------
Income before income taxes                                14,330        14,274          9,482         6,559         8,080
Income taxes                                               5,716         5,126          3,007         2,099         3,285
                                                      ----------    ----------     ----------      --------      --------
Income before cumulative effect of accounting change       8,614         9,148          6,475         4,460         4,795
Cumulative effect of accounting change                        --            --             --           133            --
                                                      ----------    ----------     ----------      --------      --------
Net income                                            $    8,614    $    9,148     $    6,475      $  4,593      $  4,795
                                                      ==========    ==========     ==========      ========      ========
Earnings per share (1)                                $     0.89    $     0.90     $     0.27           N/A           N/A

Selected Ratios (2)
Return on average assets                                   0.67%         0.87%          0.75%         0.61%         0.71%
Return on average equity                                   5.66%         5.93%          9.42%         9.90%        11.68%
Average equity to average assets                          11.75%        14.61%          7.95%         6.14%         6.09%
Equity to assets at end of period                         10.63%        14.67%         14.90%         6.26%         6.31%
Interest-rate spread (3)                                   2.20%         2.15%          2.45%         2.83%         3.39%
Net interest margin (3)                                    2.73%         2.84%          2.67%         2.94%         3.46%
Noninterest expense, exclusive of amortization
  of goodwill, to average assets                           1.75%         1.51%          1.59%         2.40%         2.21%
Efficiency ratio (4)                                      60.16%        51.84%         55.07%        70.13%        61.04%
Non-performing assets to total assets (5)                  0.26%         0.21%          0.25%         1.41%         2.70%
Allowance for loan losses to non-accruing loans          378.67%       255.79%        275.93%       216.53%        74.97%
Allowance for loan losses to total loans                   1.55%         0.95%          1.06%         0.89%         0.64%
Full service customer facilities                              20            17             17            17            19
Number shares outstanding, including ESOP              9,846,840    10,910,625     10,910,625            --            --
Book value per outstanding share                      $    15.33    $    14.75     $    13.61            --            --

     -------------------------

(1) 1994 earnings per share have been stated only for a partial period because of the Company's conversion to stock form of ownership on October 11, 1994. See Note 23 to the Consolidated Financial Statements.
(2) With the exception of end of period ratios, all ratios are based on average daily balances for 1996 and 1995, average monthly balances prior to 1995 and are annualized where appropriate.
(3) Interest-rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) The efficiency ratio represents noninterest expense, exclusive of amortization of goodwill, as a percentage of the sum of net interest income and noninterest income.
(5) Non-performing assets consist of non-accrual loans and real estate acquired through foreclosure, by deed-in-lieu thereof or deemed in-substance foreclosed.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                                     General

        Life Bancorp, Inc. ("Life" or the "Company") is a Virginia corporation organized in May 1994. On October 11, 1994, the Company acquired all the capital stock of Life Savings Bank, FSB ("Life Savings" or the "Bank") in the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank. The Company is a unitary thrift holding company and its only significant assets are the capital stock of the Bank, the Company's loan to an Employee Stock
Ownership Plan ("ESOP"), and the net conversion proceeds retained by the Company. To date, the business of the Company has consisted of the business of the Bank.

        The Company is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Securities and Exchange Commission ("SEC"). The Bank is subject to examination and comprehensive regulation by the OTS, which is the Bank's chartering authority and primary regulator. The Bank is also regulated by the Federal Deposit Insurance Corporation ("FDIC"), the administrator of the Savings Association Insurance Fund ("SAIF"). The Bank is subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System ("FRB") and is a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks comprising the FHLB System.

        The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of the Company and its subsidiaries for the years ended December 31, 1994 through 1996. This review should be read in conjunction with Life's audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

        Acquisition of Seaboard Bancorp, Inc. On January 31, 1996, the Company completed its acquisition of Seaboard Bancorp, Inc. ("Seaboard"), the holding company for Seaboard Savings Bank, F.S.B., ("Seaboard Savings"). Seaboard Savings, headquartered in Virginia Beach, operated three offices, one each in the Virginia cities of Chesapeake, Virginia Beach and Portsmouth. The operations of Seaboard Savings were merged into the Bank effective February 1, 1996, representing a natural extension of the Bank's existing operations and strengthening its presence in the Hampton Roads market. Results of operations of Seaboard, beginning February 1, 1996, are included in the results of the Company. For additional information regarding the Seaboard acquisition, see Note 2 to the Consolidated Financial Statements.



                    ---------------------------------------


[PICTURE AND DESCRIPTION DELETED - SEE APPENDIX]

                               Financial Condition
Assets

        General. Total assets of the Company increased by $322.8 million, or 29.4%, from $1.1 billion at December 31, 1995, to $1.4 billion at December 31, 1996. This increase was due primarily to a $155.0 million increase in net loans receivable and a $143.9 million increase in the Company's mortgage-backed securities ("MBS"). The increased asset base was the result of both internal growth and the merger of Seaboard Savings into the Bank, which initially added $79.0 million to the Company's total assets. The following graph depicts the Company's asset composition at December 31, 1996, and December 31, 1995. The discussion which follows focuses on the major changes in the asset mix during 1996.

[GRAPHIC DELETED]
--------------------------------------------------------------------------------

        In the original document, there follows a pie chart depicting the Company's asset composition at December 31, 1996 and December 31, 1995. The following table indicates the data points for the chart.

                         December 31, 1996              December 31, 1995
                     Dollars in      % of Total    Dollars in      % of Total
                      Millions         Assets       Millions         Assets
Fixed-rate Loans            271.1         19.1%          193.2            17.6%
Adjustable-rate Loans       351.3         24.7%          274.2            25.0%
Fixed-rate MBS              305.0         21.5%          307.2            28.0%
Adjustable-rate MBS         401.1         28.2%          255.0            23.2%
Other Assets                 48.1          3.4%           34.9             3.2%
Cash & Investments           42.0          3.0%           31.9             2.9%
REO                           1.2          0.1%            0.6             0.1%

--------------------------------------------------------------------------------

        Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, increased by $2.4 million, or 27.6%, to $11.3 million at December 31, 1996, compared to $8.8 million at December 31, 1995.

        Investment Securities. Investment securities increased by $7.7 million, or 33.4%, to $30.7 million at December 31, 1996, compared to $23.0 million at December 31, 1995, reflecting Life's asset/liability management strategy to increase investment securities during the generally higher interest rate environment of 1996. In order to provide more flexibility to Life in the management of its investments and in order to maintain an investment portfolio more responsive to market conditions, at December 31, 1996, all of the Company's investment securities were classified as available-for-sale. At December 31, 1996, the Company's investment securities available-for-sale had an unrealized loss of $354,000, net of taxes, which was netted against stockholders' equity at such date. Notes 3 and 4 to the Consolidated Financial Statements provide further information on Life's investment securities.

        Mortgage-Backed Securities. Total mortgage-backed securities (both held-to-maturity and available-for-sale) increased by an aggregate of $143.9 million, or 25.6%, to $706.1 million at December 31, 1996, compared to $562.2 million at December 31, 1995. At December 31, 1996, $401.1 million, or 56.8% of the $706.1 million in total mortgage-backed securities had adjustable interest rates. The increase in mortgage-backed securities reflects both the Company's continuing emphasis on such investments as part of its asset/liability management strategy as well as an additional arbitrage program instituted by the Bank in June 1996. Under the arbitrage program, consistent with its Business Plan, the Bank increased its investment in government agency mortgage-backed securities and funded such investments with additional borrowed funds. The arbitrage program was intended to partially leverage the Company's excess capital, increase its return on equity and improve earnings per share until such time as more appropriate alternative opportunities for utilization of capital exist.

        The held-to-maturity mortgage-backed securities totaled $141.0 million ($10.2 million adjustable-rate and $130.8 million fixed-rate) at December 31, 1996, and the available-for-sale totaled $565.1 million ($390.9 million adjustable-rate and $174.2 million fixed-rate). At December 31, 1995, the held-to-maturity mortgage-backed securities totaled $168.6 million ($12.2 million adjustable-rate and $156.4 million fixed-rate), while the available-for-sale totaled $393.6 million ($242.9 million adjustable-rate and $150.7 million fixed-rate). The Bank classified all mortgage-backed securities purchased during 1996 as available-for-sale, providing the Bank with increased asset and liability management flexibility to react to yield curve and interest rate changes. At December 31, 1996, the Company's mortgage-backed securities available-for-sale had an unrealized gain of $2.3 million, net of taxes, which was added to stockholders' equity at such date. Higher interest rates will cause the carrying value of the available-for-sale portfolio to be reduced, resulting in an adjustment to stockholders' equity.

        In addition to mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or the Government National Mortgage Association ("GNMA"), commonly called agency securities, the Bank invests in highly rated, investment grade, private label mortgage-backed securities structured in the form of a Real Estate Mortgage Investment Conduit ("REMIC"). At December 31, 1996, included in the Company's aggregate total of $706.1 million mortgage-backed securities were $168.5 million ($139.6 million fixed-rate and $28.9 million adjustable-rate) in REMICs. Of this amount $147.4 million were rated AAA by at least two nationally recognized rating agencies. The remaining $21.1 million were rated AA.

        Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees that often support them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Additional information on Life's mortgage-backed securities portfolio may be found in Notes 3, 4 and 22 to the Consolidated Financial Statements.

        Loans Receivable, Net. Loans receivable, net, which constitute the Company's held-for-investment loan portfolio, increased by $155.0 million, or 33.2%, to $622.4 million at December 31, 1996, compared to $467.4 million at December 31, 1995. The merger of Seaboard Savings into the Bank initially increased net loans receivable by $69.2 million. During 1996, the Bank originated an aggregate of $125.4 million of mortgage loans of which $93.2 million were adjustable-rate mortgage loans ("ARMs") and $32.2 million were fixed-rate, mortgage loans ($880,000 of which subsequently were sold in the secondary market). During 1995, the Company originated $109.2 million of mortgage loans. For additional information, see Note 5 to the Consolidated Financial Statements.

     Real Estate Owned. Under Generally Accepted Accounting Principles ("GAAP"), real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned ("REO"). At December 31 1996, REO was $1.2 million compared to $622,000 at December 31, 1995. The REO at December 31, 1996 consisted of 18 properties. For additional information relating to REO, see Note 7 to the Consolidated Financial Statements.

        Excess of Cost Over Net Assets Acquired. The excess of cost over net assets acquired (goodwill) relates to the Savings Bank's acquisitions of insured savings institutions and is being amortized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions." Goodwill increased by $4.3 million from $459,000 at December 31, 1995, to $4.8 million at December 31, 1996. This increase resulted from the purchase of Seaboard and is net of amortizations of $449,000 during the year and a $451,000 adjustment in the valuation of acquired goodwill due to the SAIF special assessment. This valuation adjustment reduces the amount of goodwill to be amortized in future periods as noninterest expense. For additional information, see Notes 1 and 2 to the Consolidated Financial Statements.


Liabilities and Stockholders' Equity

        General. The Company's primary funding sources include deposits, notes payable and other borrowings and stockholders' equity. The following graph shows the composition of the Company's liabilities and stockholders' equity at December 31, 1996, and December 31, 1995. The discussion which follows focuses on the major changes in the mix during 1996.

[GRAPHIC DELETED]

--------------------------------------------------------------------------------
        In the original document, there follows a pie chart depicting the Company's Liabilities and Equity composition at December 31, 1996 and December 31, 1995. The following table indicates the data points for the chart.

                          December 31, 1996              December 31, 1995
                      Dollars in      % of Total    Dollars in      % of Total
                       Millions         Assets       Millions         Assets
Deposits                  732.3         51.6%          607.1            55.3%
Repurchase Agreements     259.0         18.2%          162.0            14.8%
FHLB Advances             261.7         18.4%          148.6            13.5%
Other Borrowings            5.2          0.4%            6.5             0.6%
Other Liabilities          10.6          0.8%           11.9             1.1%
Stockholders' Equity      150.9         10.6%          160.9            14.7%
--------------------------------------------------------------------------------

        Deposits. Deposits increased by $125.2 million, or 20.6%, from $607.1 million at December 31, 1995, to $732.3 million at December 31, 1996. The merger of Seaboard Savings into the Bank initially increased deposits by $66.8 million. Additional information regarding deposits is provided in Note 10 to the Consolidated Financial Statements.

        Borrowings. The Company's borrowings are comprised of: (i) advances from the FHLB of Atlanta, which increased by $113.1 million, or 76.1%, from $148.6 million at December 31, 1995, to $261.7 million at December 31, 1996; (ii) Securities sold under agreements to repurchase ("Repos"), which increased by $97.0 million, or 59.9%, from $162.0 million at December 31, 1995, to $259.0 million at December 31, 1996; and (iii) other borrowings which decreased by $1.3 million, or 19.8%, from $6.5 million at December 31, 1995, to $5.2 million at December 31, 1996. The Company's borrowings are generally used to fund lending, investments and other ordinary course of business activities. Initially, the mortgage-backed securities purchased as part of the Bank's arbitrage program mostly were funded with short-term repos. The Company continuously reviews alternative sources of borrowings and in this regard has more recently increased its use of advances from the FHLB of Atlanta relative to Repos due to the FHLB of Atlanta's lower costing advances. For additional information, including maturities of the Company's borrowings, see "Asset and Liability Management" and Notes 11, 12 and 13 to the Consolidated Financial Statements.

        Stockholders' Equity. Stockholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen, adverse developments. During 1996, primarily as a result of the Company's share repurchase program discussed below, stockholders' equity decreased by $10.0 million from $160.9 million at December 31, 1995 to $150.9 at December 31, 1996. Stockholders' equity at December 31, 1996, contained an increase of $2.0 million required to adjust the carrying value of assets classified as available-for-sale to their current market prices as required by SFAS No. 115. This compares to an increase in stockholders' equity at December 31, 1995, of $1.8 million for such carrying value adjustment. See Note 4 to the Consolidated Financial Statements.

        The  $150.9  million  of  stockholders'  equity  at  December  31,  1996 represented a book value of $15.33 per share and was 10.6% of total assets at the end of the year.

               [GRAPHIC DELETED]                     [GRAPHIC DELETED]
--------------------------------------------------------------------------------

        In the original document, there follows a bar chart depicting the Company's Equity to Assets ratio at December 31 for each year from 1992 through 1996. The following table indicates the data points for the chart.


                            Equity to Assets
                               at Year End

Dec. 31, 1992                      6.31%
Dec. 31, 1993                      6.26%
Dec. 31, 1994                     14.90%
Dec. 31, 1995                     14.67%
Dec. 31, 1996                     10.63%

--------------------------------------------------------------------------------
        In the original document, there follows a bar chart depicting the regulatory capital at December 31, 1996, compared to the regulatory requirements then in effect. The following table indicates the data points for the chart.

                OTS Required       The Bank's
               Capital Ratios    Capital Ratio
Tangible             1.5%            8.6%
Core                 3.0%            8.6%
Risk-Based           8.0%           21.4%
--------------------------------------------------------------------------------

        Federal regulations impose minimum regulatory capital requirements on all FDIC insured institutions. At December 31, 1996, the Savings Bank significantly exceeded all required regulatory capital ratio requirements with a tangible and core ratio of 8.6% and a risk-based ratio of 21.4%. These compared to regulatory requirements of 1.5%, 3.0% and 8.0%, respectively. For additional discussion of the Bank's regulatory capital requirements, see Note 14 to the Consolidated Financial Statements.

        During 1996, to reduce excess stockholders' equity, the Company repurchased and retired 1,063,785 shares, or 9.75% of its outstanding shares on December 31, 1995, at a total acquisition price of approximately $15.2 million. The Company has received approval from the OTS to repurchase up to an additional 10% during the 12 month period ending October 11, 1997. Future decisions by the Company to repurchase shares will be based on, among other things, the then current market value of the stock, alternative opportunities for utilization of capital and the anticipated positive effect of the repurchase program on the Company's long-term shareholder value.


                              Results of Operations

        General. For the year ended December 31, 1996, the Company reported that net earnings before a one-time statutorily mandated SAIF assessment and a related charge were $11.6 million, or $1.20 per share, a 26.4% increase over earnings for 1995. Consistent with enacted Federal legislation, the Bank was assessed, during the third quarter of 1996, a pre-tax charge of $4.4 million by the FDIC as its pro rata share to recapitalize the insurance fund. This special assessment impacted all thrift institutions and those commercial banks holding SAIF insured deposits. After the one-time assessment and related charge, net earnings were $8.6 million, or $0.89 per share, for the year ended December 31, 1996. For the year ended December 31, 1995, the Company reported net earnings of $9.1 million, or $0.90 per share; and for 1994, net earnings were $6.5 million. The change in net income in 1996, compared to 1995, was due primarily to an increase in net interest income of $5.4 million, a net loan loss credit of $265,000 and an increase in noninterest income of $1.3 million; partially offset by an increase in noninterest expense of $7.4 million and

                                [GRAPHIC DELETED]

--------------------------------------------------------------------------------
               The original document contains a bar chart depicting the Company's net income for each of the years ended December 31, 1992 through 1996. The following table indicates the data points for the chart.

                                     Net Income
                               (Dollars in Millions)

   1992                                $4.8
   1993                                 4.6
   1994                                 6.5
   1995                                 9.1
   1996 - Net Income                    8.6
     After tax effect of special SAIF
      assessment and a related charge   3.0
   1996 Adjusted total                 11.6
--------------------------------------------------------------------------------

an increase in the income tax provision of $590,000. The $2.7 million, or 41.3%, increase in net income during 1995, compared to 1994, was due primarily to an increase in net interest income of $7.2 million and a decrease in the provision for loan losses of $1.0 million, partially offset by a decrease in noninterest income of $1.3 million, an increase in noninterest expense of $2.1 million, and an increased income tax provision of $2.1 million.

        Net Interest Income. Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest margin, is the result of interest-rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and net interest-earning assets (the amount of interest-earning assets relative to interest-bearing liabilities). The Company's interest-rate spread was 2.32% at

December 31, 1996, and the average interest-rate spread was 2.20%, 2.15% and 2.45% during the years ended December 31, 1996, 1995 and 1994, respectively. The Company's net interest margin was 2.73%, 2.84% and 2.67% during the years ended December 31, 1996, 1995 and 1994, respectively. The decrease in 1996 was the combined result of an increase in net interest-rate spread from 2.15% in 1995 to 2.20% in 1996 which was more than offset by a decrease in net interest-earning assets of $5.8 million, from $128.5 million in 1995 to $122.7 million in 1996. This decrease in net interest-earnings assets was mostly due to fundings for the Seaboard acquisition and stock repurchases. The improvement in net interest margin during

                                [GRAPHIC DELETED]
--------------------------------------------------------------------------------

               The original document contains a bar chart depicting the Company's net interest margin for each of the years ended December 31, 1992 through 1996. The following table indicates the data points for the chart.
                                 Net Interest
                                    Margin

                       1992          3.46%
                       1993          2.94%
                       1994          2.67%
                       1995          2.84%
                       1996          2.73%
--------------------------------------------------------------------------------

1995 resulted from the increased level of net interest-earning assets generated by the investment and leveraging, for the entire year of 1995, of the proceeds from the conversion of the Bank, together with an increase in the average yield on total interest-earning assets from 7.04% in 1994 to 7.60% in 1995. The conversion of the Bank is discussed in Note 23 to the Consolidated Financial Statements.

        Net interest income increased by $5.4 million, or 18.9%, in 1996 to $34.2 million compared to $28.8 million in 1995. The reason for such increase was a $18.1 million increase in interest income, partially offset by a $12.7 million increase in interest expense. Net interest income increased by $7.2 million, or 33.2%, in 1995 to $28.8 million compared to $21.6 million in 1994. The reason for such increase was a $20.0 million increase in interest income, partially offset by a $12.8 million increase in interest expense.

        Interest Income. Interest income totaled $95.1 million for the year ended December 31, 1996, an increase of $18.1 million over the total of $77.0 million for the year ended December 31, 1995. This improvement was primarily the result of an increase in the Company's average interest-earning assets of $236.7 million, or 23.3%, to $1.3 billion for the year ended December 31, 1996. The additional interest-earning assets resulted from the Company's acquisition of Seaboard, as well as increases in mortgage-backed and investment securities and internal growth in the Bank's loan portfolio. The increased volume of interest-earning assets produced additional interest income of $18.5 million. The average yield on interest-earning assets remained relatively flat at 7.60% during 1995 and 1996, resulting in a decrease


                    ---------------------------------------



[PICTURE AND DESCRIPTION DELETED - SEE APPENDIX] in interest income of only $253,000, due to a slight difference in yield. Interest earned on mortgage-backed securities increased by $6.3 million, or 17.0%, in 1996, due to an $82.7 million, or 15.2%, increase in the average balance of mortgage-backed securities and an 11 basis point increase in the yield. Interest on loans increased by $10.2 million, or 26.4%, as a result of an increase of $130.0 million, or 29.0%, in the average balance of the loan portfolio partially offset by a decrease of 17 basis points in the average yield earned thereon.

        Interest income totaled $77.0 million for the year ended December 31, 1995, an increase of $20.0 million over the total of $57.0 million for the year ended December 31, 1994. This improvement was primarily the result of an increase in the Company's average interest-earning assets of $203.9 million, or 25.2%, to $1.0 billion for the year ended December 31, 1995. This increase in average interest-earning assets resulted from the Bank continuing the process of leveraging the capital raised during the stock conversion consummated in October 1994. The increased volume of interest-earning assets produced additional interest income of $13.9 million. The average yield on interest-earning assets increased from 7.04% during 1994 to 7.60% during 1995, resulting in an increase in interest income of $4.8 million. Interest earned on mortgage-backed securities increased by $13.8 million, or 59.3%, in 1995, due to a $148.6 million, or 37.4%, increase in the average balance of mortgage-backed securities and a 94 basis point increase in the yield. Interest on loans increased by $6.6 million, or 20.6%, as a result of an increase of $70.9 million, or 18.7%, in the average balance of the loan portfolio together with an increase of 14 basis points in the average yield earned thereon.

        Interest Expense. Interest expense increased by $12.7 million, or 26.2%, in 1996 compared to 1995. Interest on deposits increased by $5.4 million, or 18.0%, while interest on borrowings increased $7.2 million, or 40.0%. The increase in interest expense on total deposits was due to a $105.4 million, or 17.6%, increase in the average balance of deposits, while the average rate paid thereon remained relatively flat, increasing from 5.05% in 1995 to 5.07% in 1996, or only 2 basis points. The increase in interest expense on borrowings was due to a $137.1 million, or 47.7%, increase in the average balance of borrowings partially offset by a 32 basis point decrease in the cost of borrowings.

        Interest expense increased by $12.8 million, or 36.3%, in 1995 compared to 1994. Interest on deposits increased by $5.7 million, or 23.1%, while interest on borrowings increased $7.2 million, or 65.9%. The increase in interest expense on total deposits was due to a $28.2 million, or 4.9%, increase in the average balance of deposits, together with an increase in the average rate paid thereon from 4.31% in 1994 to 5.05% in 1995, a 74 basis point increase. The increased cost of deposits resulted from maturing certificates rolling over to higher rates. The increase in interest expense on borrowings was due to a $85.1 million, or 42.0%, increase in the average balance of borrowings and a 90 basis point increase in the cost of borrowings.


                    ---------------------------------------



[PICTURE AND DESCRIPTION DELETED - SEE APPENDIX]

        Yields Earned and Rates Paid. The following table sets forth, for the years indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest-rate spread; and (v) net interest margin. Average balances for 1996 and 1995 are determined on a daily basis while average balances for 1994 are determined on a monthly basis. Management does not believe that the use of average monthly balances instead of average daily balances results in material differences in the information presented.

                                                                      Year Ended December 31,
                                      ----------------------------------------------------------------------------------------
                                                  1996                          1995                          1994
                                      ---------------------------- ----------------------------- -----------------------------
                          Yield/Cost                       Average                       Average                       Average
                           at December  Average             Yield/    Average             Yield/    Average             Yield/
                           31, 1996     Balance    Interest  Cost     Balance    Interest  Cost     Balance   Interest   Cost
                          ----------  ------------ ------- -------  ------------ ------- ------- ------------  ------- -------
                                                                       (Dollars in Thousands)

Interest-earning assets:
Loans receivable:
  Mortgage loans              8.08%      $  510,189 $42,312 8.29%     $  398,622  $33,667 8.45%       $332,827  $27,658 8.31%
  Consumer loans             10.37%          68,973   6,544 9.49%         50,504    4,982 9.86%         45,409    4,394 9.68%
                                         ---------- -------           ----------  -------             --------  -------
Total loans                   8.36%         579,162  48,856 8.44%        449,126   38,649 8.61%        378,236   32,052 8.47%
Mortgage-backed securities    7.10%         628,645  43,494 6.92%        545,921   37,162 6.81%        397,277   23,328 5.87%
Investment securities         6.82%          35,740   2,411 6.75%         12,642      857 6.78%         20,205      926 4.58%
Other earning assets          6.70%           7,302     372 5.09%          6,454      357 5.53%         14,537      711 4.89%
                                         ---------- -------           ----------  -------             --------  -------
Total interest-earning assets 7.67%       1,250,849  95,133 7.60%      1,014,143   77,025 7.60%        810,255   57,017 7.04%
                                                    -------                       -------                       -------
Noninterest-earning assets                   44,306                       40,809                        54,345
                                         ----------                   ----------                      --------
    Total assets                         $1,295,155                   $1,054,952                      $864,600
                                         ==========                   ==========                      ========
Interest-bearing liabilities:
Deposits:
  Demand deposits             2.06%      $   41,194 $   851 2.07%     $   26,521      565 2.13%       $ 23,845      496 2.08%
  Passbook savings            3.30%          58,125   1,925 3.31%         60,320    2,023 3.35%         69,853    2,308 3.30%
  Certificates                5.51%         604,122  32,886 5.44%        511,215   27,634 5.41%        476,165   21,741 4.57%
                                         ---------- -------           ----------  -------             --------  -------
Total deposits                5.11%         703,441  35,662 5.07%        598,056   30,222 5.05%        569,863   24,545 4.31%
Borrowings                    5.69%         424,720  25,267 5.95%        287,590   18,044 6.27%        202,518   10,874 5.37%
                                         ---------- -------           ----------  -------             --------  -------
  Total interest-bearing
    liabilities               5.35%       1,128,161  60,929 5.40%        885,646   48,266 5.45%        772,381   35,419 4.59%
                                                    -------                       -------                       -------
Noninterest-bearing liabilities              14,825                       15,175                        23,451
                                         ----------                   ----------                      --------
    Total liabilities                     1,142,986                      900,821                       795,832
Stockholders' equity                        152,169                      154,131                        68,768
                                         ----------                   ----------                      --------
  Total liabilities and
    stockholders' equity                 $1,295,155                   $1,054,952                      $864,600
                                         ==========                   ==========                      ========
Net interest-earning assets              $  122,688                   $  128,497                      $ 37,874
                                         ==========                   ==========                      ========
Net interest income and
  interest-rate spread        2.32%                 $34,204 2.20%                 $28,759 2.15%                 $21,598 2.45%
                                                    =======                       =======                       =======
Net interest margin                                         2.73%                         2.84%                         2.67%
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                              1.11x                         1.15x                         1.05x

                    ---------------------------------------


[PICTURE AND DESCRIPTION DELETED - SEE APPENDIX]

        The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes in interest income attributable to changes in rate
(changes in rate multiplied by prior volume); (ii) changes in interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (iii) changes in rate/volume (change in rate multiplied by change in volume).


                                    Interest Income and Expense      Interest Income and Expense      Interest Income and Expense
                                       1996 compared to 1995            1995 compared to 1994            1994 compared to 1993
                                  -------------------------------  -------------------------------- --------------------------------
                                  Increase                         Increase                         Increase
                                  (decrease) due to                (decrease) due to                (decrease) due to
                                  --------------------             ----------------------           ---------------------

                                                        Total Net                         Total Net                       Total Net
                                                Rate/   Increase                  Rate/   Increase                 Rate/  Increase
                                  Rate   Volume Volume (Decrease)  Rate    Volume Volume (Decrease) Rate    Volume Volume (Decrease)
                                  ----   ------ ------  ---------  ----   ------- ------  --------- ----    ------ ------ ----------
                                                                           (In Thousands)

Interest-earning assets:
  Loans receivable:
    Mortgage loans                $(637) $ 9,427 $(145) $ 8,645  $   452  $ 5,468 $   89  $ 6,009 $(2,134) $(2,044)  $ 138  $(4,040)
    Consumer loans                 (187)   1,821   (72)   1,562       85      493     10      588    (215)    (627)     26     (816)
                                  -----  ------- -----  -------  -------  ------- ------  -------   -----  -------   -----  -------
        Total loans receivable     (824)  11,248  (217)  10,207      537    5,961     99    6,597  (2,349)  (2,671)    164   (4,856)
Mortgage-backed securities          603    5,635    95    6,332    3,716    8,728  1,390   13,834   1,274    7,135     636    9,045
Investment securities                (4)   1,566    (8)   1,554      444     (347)  (166)     (69)   (167)      32      (5)    (140)
Other earning assets                (28)      47    (4)      15       93     (395)   (52)    (354)     29      385      44      458
                                  -----  ------- -----  -------  -------  ------- ------  ------- -------  -------   -----  -------
Total net change in income on
  interest-earning assets          (253)  18,496  (134)  18,108    4,790   13,947  1,271   20,008  (1,213)   4,881     839    4,507
                                  -----  ------- -----  -------  -------  ------- ------  ------- -------  -------   -----  -------

Interest-bearing liabilities:
  Deposits:
    Demand deposits                 (15)     313   (12)     286       12       56      1       69      (2)      35      --       33
    Passbook savings deposits       (24)     (74)   --      (98)      35     (315)    (5)    (285)     85       42       2      129
    Certificates of deposit         153    5,026    73    5,252    3,998    1,600    295    5,893  (1,266)   2,425    (148)   1,011
                                  -----  ------- -----  -------  -------  ------- ------  ------- -------  -------   -----  -------
      Total deposits                114    5,265    61    5,440    4,045    1,341    291    5,677  (1,183)   2,502    (146)   1,173
Borrowings                         (921)   8,598  (454)   7,223    1,832    4,568    770    7,170     225    1,940      50    2,215
                                  -----  ------- -----  -------  -------  ------- ------  ------- -------  -------   -----  -------
Total net change in expense on
  interest-bearing liabilities     (807)  13,863  (393)  12,663    5,877    5,909  1,061   12,847    (958)   4,442    (96)    3,388
                                  -----  ------- -----  -------  -------  ------- ------  ------- -------  -------   -----  -------
Net change in net interest income  $554  $ 4,633 $ 259  $ 5,445  $(1,087) $ 8,038 $  210  $ 7,161 $  (255) $   439   $ 935  $ 1,119
                                  =====  ======= =====  =======  =======  ======= ======  ======= =======  =======   =====  =======


        Provision for Loan Losses. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. Management reviews the allowance for loan losses on a monthly basis and makes provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance.



                    ---------------------------------------



[PICTURE AND DESCRIPTION DELETED - SEE APPENDIX]

        In July 1996, the Bank acquired by deed in lieu of foreclosure certain properties located in Williamsburg, Virginia in settlement of a previously charged-off deficiency relating to three Williamsburg hotels sold in October 1994. The acquired property was subsequently sold for $3.3 million and settled on September 30, 1996. After satisfying superior liens on the property and other costs associated with the acquisition and sale, the Bank netted a loan loss recovery of $1.4 million and a gain on sale of REO of $206,000. This sizable recovery during 1996 more than offset normally determined adjustments to the Bank's loan loss allowance and resulted in a net loan loss credit for 1996 of $265,000.

                                [GRAPHIC DELETED]
--------------------------------------------------------------------------------

               The original document contains a bar chart depicting the Company's loan loss allowance, compared to non-accruing loans at each of the years ended December 31, 1992 through 1996. The following table indicates, in million of dollars, the data points for the chart.

                       Non-Accruing          Loan Loss
                           Loans             Allowance

               1992           3.7                2.8
               1993           1.5                3.3
               1994           1.6                4.5
               1995           1.7                4.4
               1996           2.6                9.7
--------------------------------------------------------------------------------
        The Bank made a provision for loan losses of $454,000 in 1995 and $1.4 million in 1994. The provision in 1994 was primarily due to increased allocations of $1.0 million effected in the second quarter as a result of the Bank's reconsideration of, and a modification to, its policy on allowance for loan losses after review of the Interagency Policy Statement on Allowance for Loan and Lease Losses issued by the federal regulatory agencies as guidelines for all regulated financial institutions.

        Based on facts and circumstances currently available to the Company, management believes that the allowance for loan losses was adequate at December 31, 1996; however, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

        Noninterest Income. During 1996, the Company's noninterest income was $3.4 million compared to $2.0 million during 1995. The increased noninterest income during 1996 resulted from an increase in the net gain on sales of REO of $204,000, an increase in deposit related income of $185,000 and an increase of $114,000 in commission income from a Bank subsidiary. In addition, during the fourth quarter of 1995, after the realignment of the Bank's securities portfolio in accordance with the implementation guide for SFAS No. 115, the Company sold $52.0 million of underperforming available-for-sale mortgage-backed securities at a net loss of $883,000, which was recognized in the fourth quarter of 1995 as a reduction in noninterest income.

        In 1995, the Company reported noninterest income of $2.0 million compared to $3.3 million for 1994. The primary reason for the decrease in noninterest income during 1995 was a decrease of $1.3 million in noninterest income from the operations of three foreclosed hotels which the Bank operated until it sold them in the fourth quarter of 1994.

        Additional information regarding the composition of noninterest income is included in Note 17 to the Consolidated Financial Statements.

        Noninterest expense. Noninterest expense includes compensation and employee benefits, office and occupancy expense, FDIC premiums, provisions for losses on REO, amortization of goodwill and other items. Noninterest expense amounted to $23.5 million, $16.1 million and $14.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. Excluding the one-time SAIF special assessment and related charge and REO provisions, noninterest expense totaled $18.6 million, $16.0 million and $13.2 million, respectively, during such periods. The increase in 1996 mostly related to the costs associated with the acquisition and integration of Seaboard into the Bank. The increase in 1995 resulted from a $2.4 million increase in compensation and employee benefits due mainly to a $2.0 million expense associated with the Company's ESOP, a $596,800 expense relating to the Company's Recognition and Retention Plan ("RRP"), and the additional costs associated with operating as a public company.

        Generally, a bank's ability to cover its recurring noninterest expenses with net interest income (expense coverage) reflects its ability to maintain core
                                [GRAPHIC DELETED]
--------------------------------------------------------------------------------

               The original document contains a bar chart depicting the Company's Expense Coverage for each of the years ended December 31, 1992 through 1996. The following table indicates, in millions of dollars, the data points for the graph.

         Non-interest Expense excluding
          REO provision, special SAIF        Net Interest
         assessment and a related charge        Income

  1992         $12.2                           $21.3
  1993          12.3                            20.5
  1994          13.2                            21.6
  1995          16.0                            28.8
  1996          18.6                            34.2
--------------------------------------------------------------------------------
     profitability. Note 17 to the Consolidated Financial Statements details additional information regarding other noninterest expenses. Income Taxes. For the years ended December 31, 1996, 1995 and 1994 the Company recorded income tax expense of $5.7 million, $5.1 million and $3.0 million, respectively. The Company's effective tax rates were to 39.9%, 35.9% and 31.7% during 1996, 1995 and 1994, respectively. The increase in the effective tax rate in 1996 primarily resulted from differences in nondeductible items during 1996, compared to 1995. In 1994, the Company's effective tax rate was reduced by a tax credit related to the rehabilitation of the Company's headquarters which is an historic landmark. For all periods presented, the difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either nontaxable or nondeductible and the method of calculation used for the tax bad debt deduction. See Note 16 to the Consolidated Financial Statements.

                         Asset and Liability Management

        The objective of Life's Asset/Liability Management Committee ("ALCO") is to provide direction in the acquisition and deployment of funds in order to optimize the Company's net interest income over time within the constraints of interest-rate sensitivity, liquidity and capital adequacy consistent with Board approved guidelines. The ALCO meets monthly to monitor, among other things, the Company's exposure to interest-rate risk. The Committee generally reviews the Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings, current market conditions and interest rates. The ALCO develops strategies to attain profitability and performance goals under various interest rate scenarios. A pricing subcommittee meets at least weekly to make pricing and funding decisions with respect to the Bank's earning assets and paying liabilities. Results of the ALCO are reported to the Board of Directors on a quarterly basis.

        The ALCO typically has adapted the Company's asset/liability management strategy to current market conditions. During the declining and relatively low interest rate environment which prevailed throughout 1992 and 1993, the Company's ability to originate ARM loans was adversely affected. In addition, since the longer term (15 years or more) fixed-rate mortgage loans being originated typically had interest rates perceived to increase the interest-rate risk exposure of maintaining such loans in portfolio, the Company sold into the secondary market a substantial amount of the residential mortgage loans which it originated in 1992 and 1993. During such period, and continuing into 1994, the Company substantially increased its investment in mortgage-backed securities, particularly those having an interest rate adjustment feature or with relatively short (less than five years) estimated average lives. As a result of the significant increases in market rates of interest during 1994, mortgage loan production for sale into the secondary market was significantly reduced, and the Company was able to increase its originations of ARMs for retention in its portfolio. Proceeds from the stock conversion, as well as most borrowed money and deposit growth recorded during the fourth quarter of 1994, were invested primarily in U.S. Treasury indexed, one-year adjustable-rate mortgage-backed securities in an effort to maintain a defensive interest-rate risk posture in the rapidly rising short-term interest rate environment during the period. At December 31, 1994, $244.2 million, or 58.0%, of the Company's total loan portfolio had adjustable interest rates or had provisions which allow the Bank to call the loan at certain specified dates during the term of the loan, typically every one, three or five years. In addition, at such date the Company's mortgage-backed securities portfolio had $199.0 million, or 39.1%, of the portfolio invested in adjustable-rate securities.

        In 1995 the interest rate environment changed as long-term interest rates declined, resulting in a flatter yield curve. Average loan balances increased $70.9 million, as borrowers preferred fixed-rate loans, rather than ARM loan products. Most of the lower rate fixed-rate loans were originated for sale into the secondary market. The Company purchased mortgage-backed securities for the majority of its growth in earning assets; the average portfolio grew by $148.6 million during the year, and added $13.8 million in additional pre-tax income.

        The Company's traditional source of funds, savings deposits, were not sufficient to fund the growth in assets in 1995. The savings customer did not have the economic incentive to invest in moderate or longer term certificates of deposits, and average savings gains were only $28.2 million. Increasingly, the Company turned to wholesale borrowings for its funding requirements. The average balance of borrowings grew by $85.1 million, mostly in Repos. To take advantage of medium-term inversions in the yield curve, $133.0 million in Repos were borrowed for terms of from one to three years. The result was a decrease in rates and a dramatic increase in the weighted average term of Repos, as well as reduced overall interest-rate risk of the Company. The effect was a $7.2 million increase in the net interest margin in 1995 compared to 1994.

        In 1996 the interest rate yield curve steepened slightly to the level that many potential borrowers preferred ARM loans once again. The Bank originated $145.1 million in loans during the year, of which $93.2 million were adjustable-rate mortgage loans. In an effort to leverage the Company, all except $880,000 of the loans were retained in its portfolio. The result was that average loans increased $130.0 million during the year, including the $69.2 million in loans from the Seaboard acquisition, and interest income increased $10.2 million.

        Further leveraging was accomplished in mid-year with the purchase of an additional $132.4 million of one-year Treasury based adjustable-rate agency mortgage-backed securities. The result was a $82.7 million increase in the average balance of mortgage-backed securities and a $6.3 million increase in interest income.

        Partial funding for the growth of earning assets was provided by a $105.4 million increase in average deposits, including the $66.8 million in deposits from Seaboard. Additional funding was provided by a $137.1 million increase in average borrowings during the year. The average cost of borrowings was reduced by 32 basis points by relying relatively less on short-term Repos and more on convertible FHLB Advances that offer interest rates that were approximately 50 basis points less than 30-day Repos. Even though there is a risk that interest rates will decline below convertible advance rates, management feels that the risk is minimal, given the present low short-term interest rate levels. At December 31, 1996, the Company had $102.7 million in convertible FHLB Advances, $159.0 million in other FHLB Advances and $259.0 million in Repos.

        Interest-rate sensitivity is a function of the repricing characteristics of the Company's portfolio of assets and liabilities and the time and extent to which interest-earning assets and interest-bearing liabilities mature or are subject to changes in interest rates. To the extent that liabilities reprice more quickly than assets within a given time period, an institution is said to be "negatively gapped". Conversely, a "positive gap" indicates a situation where assets reprice more quickly than liabilities. At December 31, 1996, the Company's interest-earning assets which were estimated to mature or reprice within one year exceeded the Company's interest-bearing liabilities with the same characteristics, resulting in a positive gap of $21.2 million, or 1.49%, of the Company's total assets. During a period of rising interest rates, a negative gap would tend to decrease net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to decrease net interest income.

        The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1996. The estimates were produced using the Bank's internal model.

                                                            Over One          Over Two
                                          One Year          Year Thru        Years Thru       Over Five
                                           or Less          Two Years        Five Years         Years            Total
                                       -------------     -------------     ------------     ------------     ------------
                                                                         (Dollars in Thousands)
Interest-earning assets:
Mortgage loans                              $215,630          $ 50,162         $194,021          $ 97,690       $  557,503
Mortgage-backed securities                   438,647            88,170          106,739            63,546          697,102
Consumer loans                                22,756            13,144           29,311            13,431           78,642
Investment securities                          9,242               500              700            30,000           40,442
                                            --------          --------         --------          --------       ----------
         Total                              $686,275          $151,976         $330,771          $204,667       $1,373,689
                                            ========          ========         ========          ========       ==========
Interest-bearing liabilities:
Certificates of deposit                     $400,340          $ 93,255         $ 76,676          $  8,601       $  578,872
Demand deposit accounts                       25,264            25,264           49,656              --            100,184
Savings accounts                              10,652            10,654           31,960              --             53,266
Other borrowings                               1,742             1,742            1,743              --              5,227
FHLB advances                                 32,377            30,724          191,587             7,023          261,711
Repos                                        182,000            66,000           11,000              --            259,000
                                            --------          --------         --------          --------       ----------
         Total                              $652,375          $227,639         $362,622          $ 15,624       $1,258,260
                                            ========          ========         ========          ========       ==========
Total off-balance sheet position            $(12,689)         $  5,141         $  7,548          $   --
                                            ========          ========         ========          ========

Excess (deficiency) of interest-earning
     assets over interest-bearing
     liabilities and off-balance sheet
     position                               $ 21,211          $(70,522)        $(24,303)         $189,043
                                            ========          ========         ========          ========
Cumulative excess (deficiency) of
     interest-earning assets over
     interest-bearing liabilities
     and off-balance sheet position         $ 21,211          $(49,311)        $(73,614)         $115,429
                                            ========          ========         ========          ========
Cumulative excess (deficiency) of
     interest-earning assets over
     interest-bearing liabilities and
     off-balance sheet position as a
     percent of total assets                    1.49%            (3.47)%          (5.18)%            8.13%
                                            ========          =========        =========         ========


                         Liquidity and Capital Resources

        The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide operational liquidity. The Company has been able to generate sufficient cash through its deposits as well as borrowings (primarily consisting of advances from the FHLB of Atlanta and Repos). At December 31, 1996, the Company had $261.7 million of outstanding advances from the FHLB of Atlanta, $259.0 million in Repos and $5.2 million in other borrowings.

        Liquidity provides Life funding sources for loan growth as well as unforeseen transactional requirements affecting the asset and liability structure of the balance sheet. Liquidity management is both a daily and long-term function of business management. OTS regulations require savings associations to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This regulatory liquidity requirement may be varied by the OTS from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required liquidity ratio is 5%.
Additionally, current regulations require that short-term liquid assets must constitute at least 1% of the average daily balance of net withdrawable accounts and current borrowings. The Bank, as a component of its overall asset and liability management strategy, maintains qualifying liquid assets at levels which exceed regulatory requirements and at December 31, 1996, had a total regulatory liquidity of 9.2% and a short-term regulatory liquidity of 1.1%.

        Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various loan products. The Company uses its sources of funds primarily to meet its ongoing operations, to fund maturing savings certificates and savings withdrawals and to fund loan commitments and its portfolio of mortgage-backed and investment securities. At December 31, 1996, the total approved loan commitments outstanding amounted to $47.7 million. At the same date, commitments under unused lines of credit amounted to $9.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1996, totaled $400.3 million. Management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that, even with interest rates at lower levels than have been experienced in recent years, it will continue to have sufficient funds to meet its operational needs.

        Stockholders' equity amounted to $150.9 million at December 31, 1996. This level of equity represents 10.6% of total assets at the end of the year. At December 31, 1996, the Bank's regulatory capital was well in excess of applicable regulatory requirements.

                       Impact of New Accounting Standards

     SFAS No. 125 and SFAS No. 127. The Financial Accounting Standards Board ("FASB") has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" which do not permit adoption prior to January 1, 1997. SFAS No. 125, as issued, is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 127 defers certain provisions of SFAS No. 125 until after December 31, 1997. SFAS No. 125 and SFAS No. 127 will be adopted by the Bank when required. For additional information on these and other FASB statements, see Note 21 to the Consolidated Financial Statements.

                          Impact of Recent Legislation

SAIF Recapitalization

        On September 30, 1996, the President signed into law the Omnibus Consolidated Appropriations Act. Part of this act, the Deposit Insurance Funds Act of 1996 ("BIF/SAIF Legislation"), provides for, among other things, the resolution of the FDIC premium disparity between Bank Insurance Fund ("BIF") and SAIF insured financial institutions.

        The BIF/SAIF Legislation required a one-time special assessment to recapitalize the SAIF. The assessments, based on the amount of SAIF-assessable deposits held by an institution as of March 31, 1995, was effective on September 30, 1996, and, in accordance with final rules adopted by the FDIC, was paid in November 1996. The FDIC determined that, in order to fully capitalize the SAIF to statutorily mandated levels, all SAIF insured depository institutions (except certain "weak institutions") were assessed 65.7 basis points on SAIF-assessable deposits as of March 31, 1995. If an institution merged with or acquired another institution since March 31, 1995, it was required to add to its special assessment base the March 31, 1995 assessable deposits of the institution that was acquired.

        Consistent with the BIF/SAIF Legislation, the Bank's pro-rata one-time special assessment to recapitalize the SAIF was $4.4 million. In conformity with the applicable FASB guidelines, the Bank accrued this liability on September 30, 1996, resulting in the additional one-time increase in FDIC premiums, and paid the assessment in November 1996.

        Effective January 1, 1997, the BIF/SAIF Legislation requires that SAIF members have the same risk-based assessment schedule as BIF members.
Additionally, the legislation provides for a sharing formula to meet the Financing Corporation bond obligation ("FICO Bonds")1 between members of the SAIF and the BIF. The BIF/SAIF Legislation also provides for the conditional merger of the BIF and the SAIF no earlier than January 1, 1999. When the funds are merged, the FICO Bond premium will be equal for all members of the new fund.

        As a "well capitalized institution", the Bank previously paid the lowest SAIF insurance premium rate of 23 basis points on insured deposits for the fourth quarter of 1996. Beginning January 1, 1997,
--------

1 FICO Bonds were issued in an attempt undertaken between 1987 and 1989 to provide funds for the ailing Federal Savings and Loan Insurance Corporation ("FSLIC") without a direct taxpayer expense. Since the establishment of the SAIF in 1989, a portion of the SAIF premiums has been earmarked to satisfy the $780 million in annual interest obligations on FICO Bonds, interest that continues until 2019.

unless the base rate for "well capitalized institutions" is modified, the Bank's FDIC premium should be 6.4 basis points (the FICO Bond obligation). Based on deposit levels at December 31, 1996, this will reduce the Bank's annual premium assessment by approximately $1.2 million.

Bad Debt Reserve Recapture

        On August 20, 1996, as part of the Small Business Job Protection Act of 1996, Congress enacted legislation that makes it substantially easier for savings institutions to convert to a commercial bank charter, diversify their assets, or merge into a commercial bank. The legislation effectively changes the methods savings institutions use to compute bad debt deductions for tax purposes and requires savings institutions with assets greater than $500 million to recapture their post-1987 tax reserves. The Bank has determined that approximately $1.4 million of post-1987 tax reserves are subject to recapture over a six-year period. The Bank previously recorded a deferred tax liability related to its post-1987 tax reserves and has determined that the effects of the recapture are not material to the Bank's financial condition or results of operations.

                     Impact of Inflation and Changing Prices

        The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with GAAP which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

        Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution such as the Company are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices may be affected by inflation to a larger extent than interest rates. As market interest rates rise or fall in relation to the rates earned on the Company's loans and investments, the value of these assets decreases or increases, respectively.


                    ---------------------------------------



[PICTURES AND DESCRIPTIONS DELETED - SEE APPENDIX]

                          Report of Independent Auditor





The Board of Directors and Stockholders of
  Life Bancorp, Inc.
Norfolk, Virginia


We have audited the accompanying consolidated balance sheets of Life Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities as of January 1, 1994.


/s/ Edmondson, LedBetter & Ballard, L.L.P.



Norfolk, Virginia
January 27, 1997

                                                Life Bancorp, Inc.
                                            Consolidated Balance Sheets
                                         (In thousands, except stock data)

                                                                                           December 31,
                                                                                ---------------------------------
                                                                                     1996               1995
                                                                                --------------     --------------
                                      Assets
Cash and cash equivalents:
   Interest-bearing deposits....................................................$    3,494         $    1,668
   Noninterest-bearing deposits.................................................     7,789              7,177
Securities held-to-maturity (Note 3):
   Mortgage-backed securities (market value of $141,269 and $169,195,
     respectively)..............................................................   140,974            168,602
Securities available-for-sale (at market value) (Note 4):
   Investments .................................................................    30,742             23,040
   Mortgage-backed securities...................................................   565,086            393,587
Loans receivable, net (Note 5)..................................................   622,405            467,424
Accrued interest and dividends receivable (Note 6)..............................    10,824              9,443
Real estate owned, net (Note 7).................................................     1,202                622
FHLB stock, at cost (Note 8)....................................................    13,086              8,310
Premises and equipment, net (Note 9)............................................    17,468             13,975
Excess of cost over net assets acquired (Notes 1 and 2).........................     4,792                459
Other assets, including net deferred tax asset of $64 and $36,
   respectively (Note 16).......................................................     1,900              2,693
                                                                                ----------         ----------
       Total assets.............................................................$1,419,762         $1,097,000
                                                                                ==========         ==========
                       Liabilities and Stockholders' Equity
Liabilities:
   Deposits (Note 10)...........................................................$  732,322         $  607,139
   Notes payable and other borrowings:
     Advances from Federal Home Loan Bank of Atlanta (Note 12)..................   261,711            148,636
     Securities sold under agreements to repurchase (Note 11)...................   259,000            162,000
     Secured note due to Thrift Financing Corporation (Note 13).................     5,227              6,518
   Advances from borrowers for taxes and insurance..............................     1,795              2,981
   Accrued interest payable, accrued expenses and other liabilities.............     8,769              8,785
                                                                                ----------         ----------
       Total liabilities........................................................ 1,268,824            936,059
                                                                                ----------         ----------
Commitments and contingencies (Note 20)
Stockholders' Equity:
   Preferred stock of $0.01 par value, authorized 5,000,000 shares,
     none issued or outstanding.................................................        --                 --
   Common stock of $0.01 par value, authorized 30,000,000 shares,
     issued and outstanding 9,846,840 shares and 10,910,625, respectively.......        98                109
   Additional paid-in capital...................................................    92,122            106,659
   Retained earnings, substantially restricted (Note 23)........................    63,871             59,447
   Unearned common stock held by Employees' Stock Ownership
     Plan ("ESOP") (Note 15)....................................................    (5,732)            (7,073)
   Unearned common stock held by Recognition and Retention Plan
     ("RRP") (Note 15)..........................................................    (1,389)                --
   Unrealized gain on securities available-for-sale, net of tax (Note 4)........     1,968              1,799
                                                                                ----------         ----------
       Total stockholders' equity...............................................   150,938            160,941
                                                                                ----------         ----------
       Total liabilities and stockholders' equity...............................$1,419,762         $1,097,000
                                                                                ==========         ==========


              The accompanying notes are an integral part of these statements.

                                                Life Bancorp, Inc.
                                       Consolidated Statements of Operations
                                       (In thousands, except per share data)
                                                                                           For the Years Ended
                                                                                              December 31,
                                                                                ----------------------------------------
                                                                                  1996            1995            1994
                                                                                ---------     -----------      ---------
Interest income:
   Interest on cash deposits...............................................     $   372          $   357        $   711
   Interest on investment securities.......................................       2,411              857            926
   Interest on mortgage-backed securities..................................      43,494           37,162         23,328
   Interest on loans.......................................................      48,856           38,649         32,052
                                                                                -------          -------        -------
     Total interest income.................................................      95,133           77,025         57,017
                                                                                -------          -------        -------

Interest expense:
   Interest on deposits....................................................      35,662           30,222         24,545
   Interest on notes payable and other borrowings..........................      25,267           18,044         10,874
                                                                                -------          -------        -------
     Total interest expense................................................      60,929           48,266         35,419
                                                                                -------          -------        -------
     Net interest income...................................................      34,204           28,759         21,598
Provision (credit) for loan losses (Note 5)................................        (265)             454          1,431
                                                                                -------          --------       -------
     Net interest income after provision for loan losses...................      34,469           28,305         20,167
                                                                                -------          -------        -------

Noninterest income:
   Deposit account fees and related income.................................         629              444            352
   Loan servicing fees.....................................................         577              636            674
   Net gain on sales of mortgage loans held-for-sale.......................          12              142             95
   Net gain on sales of real estate owned..................................         300               96            229
   Net gain on sales of assets.............................................           5               62              7
   Net gain (loss) on sales of investments and mortgage-backed
     securities............................................................          89             (883)          (691)
   Unrealized loss on mortgage loans held-for-sale.........................          --               --            (68)
   Other (Note 17).........................................................       1,750            1,526          2,697
                                                                                -------          -------        -------
     Total noninterest income..............................................       3,362            2,023          3,295
                                                                                -------          -------        -------

Noninterest expense:
   Compensation and employee benefits......................................      10,795            9,834          7,411
   Occupancy and office operations.........................................       3,063            2,481          2,392
   FDIC premium ...........................................................       1,568            1,365          1,256
   Special SAIF assessment (Note 18).......................................       4,380              N/A            N/A
   Advertising and promotion...............................................         593              639            610
   Provision for losses on real estate owned...............................          61               41            746
   Amortization of excess of cost over net assets acquired.................         900               96            271
   Other (Note 17).........................................................       2,141            1,598          1,294
                                                                                -------          -------        -------
     Total noninterest expense.............................................      23,501           16,054         13,980
                                                                                -------          -------        -------
Income before income taxes.................................................      14,330           14,274          9,482
Income tax provision (Note 16).............................................       5,716            5,126          3,007
                                                                                -------          -------        -------
Net income.................................................................     $ 8,614          $ 9,148        $ 6,475
                                                                                =======          =======        =======
Net income per common and common equivalent share (4th quarter only for 1994):
     Primary...............................................................     $   .89          $   .90        $   .27
                                                                                =======          =======        =======

     Fully diluted.........................................................     $   .88          $   .89        $   .27
                                                                                =======          =======        =======

              The accompanying notes are an integral part of these statements.

                                                Life Bancorp, Inc.
                             Consolidated Statement of Changes in Stockholders' Equity
                                                  (In thousands)

                                                                                                       Unrealized
                                                               Retained     Unearned    Unearned       Gain (Loss)
                                                               Earnings,     Common      Common       on Securities
                                                 Additional    Substan-      Stock       Stock         Available-
                                        Common    Paid-in       tially       Held        Held           for-Sale,
                                        Stock     Capital     Restricted    by ESOP     by RRP         Net of Tax      Total
                                        ------    --------    ----------   ---------   ---------    ---------------  --------
Balance at December 31, 1993..........  $ --      $     --      $48,252    $    --     $    --          $    --      $ 48,252
Net income............................    --            --        6,475         --          --               --         6,475
Net proceeds from issuance
   of common stock....................   109       106,181           --     (8,728)         --               --        97,562
Common stock released by
   ESOP trust.........................    --          (45)           --        263          --               --           218
Unrealized loss on securities
   available-for-sale, net of tax.....    --            --           --         --          --           (3,996)       (3,996)
                                        ----      --------      -------    -------     -------          -------      --------

Balance at December 31, 1994..........   109       106,136       54,727     (8,465)         --           (3,996)      148,511
                                        ----      --------      -------    -------     -------          -------      --------
Net Income............................    --            --        9,148         --          --               --         9,148
Cash dividends paid...................    --            --       (4,428)        --          --               --        (4,428)
Net conversion expenses and
   refunds applied to additional
   paid-in capital....................    --           (16)          --         --          --               --           (16)
Common stock released by
   ESOP trust.........................    --           539           --      1,392          --               --         1,931
Unrealized gain on securities
   available-for-sale, net of tax.....    --            --           --         --          --            5,795         5,795
                                        ----      --------      -------    -------     -------          -------      --------

Balance at December 31, 1995 .........   109       106,659       59,447     (7,073)         --            1,799       160,941
                                        ----      --------      -------    --------    -------          -------      --------
Net Income............................    --            --        8,614         --          --               --         8,614
Cash dividends paid...................    --            --       (4,190)        --          --               --        (4,190)
Repurchase of common stock............   (11)      (15,151)          --         --          --               --       (15,162)
Common stock released by
   ESOP trust.........................    --           709           --      1,341          --               --         2,050
Acquisition of common stock
   by RRP.............................    --           (95)          --         --      (2,901)              --        (2,996)
Common stock released by
   RRP trust..........................    --            --           --         --         895               --           895
Amortization of award of RRP..........    --            --           --         --         617               --           617
Unrealized gain on securities
   available-for-sale, net of tax.....    --            --           --         --          --              169           169
                                        ----      --------      -------    -------     -------          -------      --------

Balance at December 31, 1996 .........  $ 98      $ 92,122      $63,871    $(5,732)    $(1,389)         $ 1,968      $150,938
                                        ====      ========      =======    =======     =======          =======      ========




                 The accompanying notes are an integral part of these statements.

                                                       Life Bancorp, Inc.
                                              Consolidated Statements of Cash Flows
                                                         (In thousands)
                                                                                                 For the Years Ended
                                                                                                    December 31,
                                                                                     -------------------------------------------
                                                                                         1996            1995            1994
                                                                                     -----------     -----------     -----------
Cash flows from operating activities:
   Net Income...................................................................       $ 8,614         $ 9,148         $ 6,475
   Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Provision for losses on loans and real estate owned........................         (204)             495           2,177
     Depreciation and amortization..............................................           651             530             509
     Net amortization of premiums and discounts on investments and
        mortgage-backed securities..............................................         1,676             (67)          3,806
     Amortization of excess of cost over net assets acquired....................           900              96             271
     Hotel income in excess of renovation costs.................................            --              --            (249)
     Charitable contribution of premises and real estate owned..................           153              --              --
     Net gain on sales of real estate owned.....................................          (300)            (96)           (229)
     Net gain on sales of mortgage loans........................................           (12)           (142)            (95)
     Unrealized loss on mortgage loans held-for-sale............................            --              --              68
     Net gain on sales of assets................................................            (5)            (62)             (7)
     Net (gain) loss on sales of investments and mortgage-backed securities.....           (89)            883             691
   Loans originated for resale..................................................          (880)        (10,451)         (5,881)
   Proceeds from loans sold to others...........................................           892          10,593          13,562
   Noncash ESOP expense.........................................................         1,105           1,046              --
   Noncash RRP expense..........................................................           915             597              --
   Changes in assets and liabilities:
     (Increase) decrease in assets:
      Accrued interest receivable...............................................          (828)           (480)         (1,819)
      Deferred loan fees........................................................           (94)            138            (427)
      Deferred income taxes.....................................................            28          (3,181)          1,701
      Deferred gain on sale of hotels...........................................            --              --          (1,080)
      Other assets..............................................................         1,025           1,285              60
     Increase (decrease) in liabilities:
      Accrued expenses and other liabilities....................................            82           1,263             601
                                                                                       -------         -------         -------
      Net cash provided by (used in) operating activities.......................       $13,629         $11,595         $20,134
                                                                                       -------         -------         -------













                            (Continued on Next Page)

                 The accompanying notes are an integral part of these statements.

                                                       Life Bancorp, Inc.
                                              Consolidated Statements of Cash Flows
                                                         (In thousands)
                                                                                                  For the Years Ended
                                                                                                     December 31,
                                                                                     -------------------------------------------
                                                                                          1996            1995            1994
                                                                                     -----------     -----------     -----------
Cash flows from investing activities:
   Proceeds from sales and maturities of investments and mortgage-backed
     securities.................................................................       $  39,959       $  67,040       $  95,106
   Purchases of investment securities...........................................         (19,943)        (19,956)        (13,137)
   Principal collected on loans.................................................          54,779          51,728          68,267
   Loans originated for investment..............................................        (144,212)        (98,773)       (114,227)
   Proceeds from sale of premises and equipment.................................               5             146               7
   Purchases of premises and equipment..........................................          (3,055)           (263)         (1,211)
   Purchases of mortgage-backed securities......................................        (299,164)       (188,529)       (355,338)
   Purchases of hotel renovations...............................................              --              --            (459)
   Principal collected on mortgage-backed securities............................         133,335          92,708          78,040
   Proceeds from sale of real estate owned......................................             834             513           1,736
   Purchase of FHLB stock.......................................................          (4,346)           (518)         (1,726)
   Proceeds from redemption of FHLB stock.......................................             350             957           1,141
   Principal collected on ESOP loan.............................................           1,257           1,257             218
   Payments for purchase of Seaboard Bancorp, Inc., net of cash acquired........          (6,074)             --              --
                                                                                       ---------       ---------       ---------
     Net cash provided by (used in) investing activities........................        (246,275)        (93,690)       (241,583)
                                                                                       ---------       ---------       ---------

Cash flows from financing activities:
   Net increase (decrease) in checking deposits, savings
     deposits, and certificates of deposit......................................          58,394          18,877          59,330
   Proceeds from notes payable and other borrowings.............................         309,553         188,819         220,616
   Repayment of notes payable and other borrowings..............................        (108,869)       (119,854)       (158,198)
   Net increase (decrease) in advances from borrowers for taxes and insurance...          (1,335)            (31)            712
   Dividends paid...............................................................          (4,501)         (4,800)             --
   Repurchase of common stock...................................................         (15,162)             --              --
   Purchase of common stock held for RRP........................................          (2,996)             --              --
   Net proceeds (refunds) from issuance of common stock.........................              --             (16)         97,562
                                                                                       ---------       ---------       ---------
     Net cash provided by (used in) financing activities........................         235,084          82,995         220,022
                                                                                       ---------       ---------       ---------

     Net increase (decrease) in cash and cash equivalents.......................           2,438             900          (1,427)

Cash and cash equivalents, beginning of year....................................           8,845           7,945           9,372
                                                                                       ---------       ---------       ---------

Cash and cash equivalents, end of year..........................................       $  11,283       $   8,845       $   7,945
                                                                                       =========       =========       =========

Supplemental  disclosures of cash flow information:  Cash paid (received) during the year for:
     Interest...................................................................       $  35,195       $  28,685       $  20,670
                                                                                       =========       =========       =========
     Income tax payments........................................................       $   4,518       $   8,182       $   1,545
                                                                                       =========       =========       =========
     Income tax refunds.........................................................       $    (878)      $  (1,953)      $      --
                                                                                       =========       =========       =========

Supplemental disclosures of noncash transactions:
   Net foreclosed assets transferred from loans receivable to real estate owned.       $   1,149       $     542       $     935
                                                                                       =========       =========       =========

   Loans originated to finance sales of real estate owned.......................       $      --       $     322       $   9,392
                                                                                       =========       =========       =========


                 The accompanying notes are an integral part of these statements.

                                       28

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

1.    Summary of Significant Accounting Policies:

      Nature of Operations

      Life Bancorp, Inc. (the "Holding Company" or the "Company") is a Virginia corporation organized in May, 1994, for the purpose of becoming the unitary savings and loan holding company for Life Savings Bank, FSB (the "Bank"). Through its network of 20 full service offices in Norfolk, Chesapeake, Portsmouth, Suffolk and Virginia Beach, Virginia, the Bank offers permanent and construction residential loans, second mortgages and equity lines of credit, consumer loans, commercial real estate and business loans and lines of credit to individuals and businesses. Through these offices, the Bank delivers a wide range of deposit products and services to meet the needs of individuals, businesses and organizations.

      Principles of Consolidation

      The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Life Savings Bank, FSB, and the Bank's wholly-owned subsidiaries. The accounts of the Company are included as of October 11, 1994, the effective date of the conversion (Note 23). All significant intercompany balances and transactions have been eliminated.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash Equivalents

      Cash and cash equivalents consist of interest-bearing and noninterest-bearing deposits. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. From time to time, the Bank may have deposits at other institutions in excess of insurance coverage.

      Investment and Mortgage-Backed Securities

      Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115 under which securities are classified as held-to-maturity, available-for-sale or trading. Securities classified as held-to-maturity are carried at amortized cost as the Bank has the positive intent and ability to hold these securities to maturity. Securities classified as available-for-sale are carried at fair value with the amount of unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The Bank had no securities classified as trading in the years ended 1996, 1995 or 1994.

      The amortized  cost  of  securities   classified  as  held-to-maturity  or
      available-for-sale is  adjusted  for  premium  amortization  and  discount
      accretion  using  the interest  method  over  the  estimated   period  to
      maturity. Gains or losses are recognized based on the specific-identification method.

      The Bank had no outstanding commitments to sell securities at December 31, 1996.

      Prior to the adoption of SFAS No. 115, all securities were stated at amortized cost.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Loans Receivable

      Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees or costs.

      The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's monthly evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions.

      Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's monthly evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

      Loan Origination Fees

      Origination fees, net of certain direct costs, have been deferred in accordance with SFAS No. 91. Such net fees are recognized as an adjustment to the interest-rate yield on each loan and are included in income over the loan's contractual life, adjusted for prepayments. In the event that a loan giving rise to net deferred fees is repaid prior to maturity or renegotiation, the remaining balance of any related deferred fees is recognized as income at that time.

      Loan Servicing Fees

      The Bank earns fees for servicing mortgage loans for others, but receives no excess fees required to be capitalized. Therefore, all such fees are taken into income in the period earned. However, see Note 21 regarding SFAS No. 122, which was adopted by the Bank of January 1, 1996, and SFAS No. 125, effective January 1, 1997. The amount of loans being serviced for others is disclosed in Note 5.

      Mortgage Loans Held-for-Sale

      The Bank periodically generates additional funds for lending by selling, without recourse, whole fixed-rate loans with maturities of 15 years or greater. Mortgage loans held-for-sale are carried at the lower of cost or market. Gains or losses on such sales are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold adjusted for any remaining net deferred fees as previously discussed. Management intends, and has the ability, to hold all other loans to maturity and management is not aware of any conditions, such as liquidity or regulatory requirements, which would impair its ability to do so.

      Real Estate Owned

      Real estate acquired in settlement of loans ("Real Estate Owned" or "REO") is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expenses) or estimated fair value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred. Carrying values of REO are reduced when they exceed fair value minus the estimated costs to sell. Fair values and net realizable values are determined by reference to appraisals, written market analyses from real estate brokers, tax assessments, internally generated property evaluations, and other relevant data.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Premises and Equipment

      Premises and equipment are recorded at cost and depreciation is calculated using the straight-line method, based on the following useful lives:

                           Asset Category                          Useful Life
                Buildings                                         20 - 50 years
                Furniture, fixtures and equipment                  3 - 10 years
                Automobiles                                             4 years

      Excess of Cost Over Net Assets Acquired

      The cost in excess of fair value of net assets acquired relates to acquisitions in 1983 and 1996 and is being amortized in accordance with SFAS No. 72. The Bank periodically assesses the remaining unamortized amounts of such intangible assets to determine if impairment of value has occurred. See Note 2 for a discussion of the Company's 1996 acquisition of Seaboard Bancorp, Inc.

      Securities Sold Under Agreements to Repurchase

      The Bank routinely enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are accounted for as financings and the obligations to repurchase securities sold are reflected as a liability in the Consolidated Balance Sheets. The securities underlying the agreements remain in the asset accounts.

      Off-Balance-Sheet Risk

      The Bank is a party to financial instruments with off-balance-sheet risk such as commitments to extend credit, lines of credit and letters of credit. Management assesses the risk for potential losses related to these instruments on an on-going basis.

      Pension Plans

      The Bank maintains a non-contributory defined benefit pension plan for all qualifying full-time employees hired prior to their 65th birthday. The benefit formula is based upon final average earnings and years of credited service. The Bank's policy is to fund actuarially determined costs as they accrue.

      The Bank also maintains a  non-contributory  defined  benefit pension plan for all qualifying directors. The plan benefit is based upon 120 formula-determined level payments beginning the month following the later of retirement or attainment of age 70. While the related expense and liability for the plan are recognized annually, the Bank's policy is to fund the plan as benefits become payable to the retirees. Funding needs for the plan are expected to be substantially offset by insurance proceeds as explained in Note 15.

      Deferred Compensation Plans

      The Bank also maintains two deferred compensation plans, one for qualifying directors and employees and the other for qualifying executives. Benefits under both plans are based on the amount and timing of both elective participant deferrals and discretionary employer contributions. Contributions are funded when the related expense is recognized.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Income Taxes

      The Company and its subsidiary file a consolidated income tax return. The provision for income taxes is computed according to the terms of SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      Fair Value of Financial Instruments

      The estimated fair values required under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," have been determined by the Bank using appropriate valuation methodologies and available market information as of December 31, 1996 and 1995. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented in Note 22 for the fair value of the Bank's financial instruments are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

      Reclassification

      Certain items in the 1995 and 1994 consolidated financial statements have been reclassified in order to conform with the 1996 consolidated financial statements presentation. These reclassifications had no effect on 1996, 1995 or 1994 net income or retained earnings.

2.    Mergers and Acquisitions

      On January 31, 1996, the Company completed its acquisition of Seaboard Bancorp, Inc. ("Seaboard"), the holding company for Seaboard Savings Bank, F.S.B., ("Seaboard Savings"). Seaboard Savings, headquartered in Virginia Beach, operated three offices, one each in the Virginia cities of Chesapeake, Virginia Beach and Portsmouth. The operations of Seaboard Savings were merged into the Bank effective February 1, 1996.

      The purchase of Seaboard was accounted for under the purchase method of accounting, whereby the purchase price is allocated to the underlying assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The total cost of $8.8 million exceeded the fair value of the net assets by approximately $5.2 million which will be accounted for as goodwill and amortized, in accordance with SFAS No.
      72, over approximately 15 years. Additionally, a $451,000 adjustment in the valuation of goodwill was made due to the SAIF special assessment (Note 18). The results of operations of Seaboard, beginning February 1, 1996, are included in the Company's results of operations in the 1996 financial statements.

      At December 31, 1995, Seaboard's assets totaled approximately $82.0 million and its deposits totaled approximately $66.5 million. The financial results of the Company for 1995 do not include the results of the acquisition of Seaboard.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

3.    Securities Held-to-Maturity:

      The   amortized   cost  and   estimated   market   value   of   securities
      held-to-maturity at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                       December 31, 1996                                    December 31, 1995
                       ---------------------------------------------------   --------------------------------------------------
                                       Gross      Gross         Estimated                   Gross        Gross       Estimated
                        Amortized   Unrealized  Unrealized        Market     Amortized    Unrealized   Unrealized      Market
                          Cost         Gains      Losses          Value         Cost        Gains        Losses        Value
                       -----------  ----------  ----------      ----------   -----------  -----------  -----------  -----------
Mortgage-backed
  securities
  FHLMC/FNMA/
  GNMA
     30-year           $ 31,161     $  524       $  --          $ 31,685     $ 38,237     $  586       $  --        $ 38,823
     15-year             17,347        414          --            17,761       23,196        490          --          23,686
     7-year              67,082         --        (839)           66,243       78,377          2        (601)         77,778
     5-year               5,136         17          (9)            5,144        6,599         42          (7)          6,634
     Adjustable          10,223        292          --            10,515       12,165        102          --          12,267
  REMICs
     Fixed-rate          10,025         --        (104)            9,921       10,028         --         (21)         10,007
                       --------     ------       -----          --------     --------     ------       -----        --------

     Total             $140,974     $1,247       $(952)         $141,269     $168,602     $1,222       $(629)       $169,195
                       ========     ======       =====          ========     ========     ======       =====        ========


      The   amortized   cost  and   estimated   market   value   of   securities
      held-to-maturity by final maturity date at December 31, 1996 and 1995, are shown below (in thousands):

                                                                1996                                1995
                                                  ---------------------------         ---------------------------
                                                                    Estimated                           Estimated
                                                  Amortized           Market          Amortized           Market
                                                    Cost              Value             Cost              Value
                                                  ---------         ---------         ---------         ---------
   Due in one year or less                        $  5,136          $  5,144          $     --          $     --
   Due after one year through five years            67,092            66,254            84,976            84,413
   Due after five years through ten years           19,855            20,039            12,615            12,890
   Due after ten years                              48,891            49,832            71,011            71,892
                                                  --------          --------          --------          --------
                                                  $140,974          $141,269          $168,602          $169,195
                                                  ========          ========          ========          ========

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

4.    Securities Available-for-Sale:

      The   amortized   cost  and   estimated   market   value   of   securities
      available-for-sale at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                        December 31, 1996                                      December 31, 1995
                       --------------------------------------------------    ------------------------------------------------
                                      Gross        Gross        Estimated                   Gross        Gross      Estimated
                       Amortized    Unrealized   Unrealized       Market     Amortized    Unrealized   Unrealized     Market
                         Cost         Gains        Losses         Value        Cost         Gains        Losses       Value
                       ---------    ----------   ----------     ---------    ---------    ----------   ----------   ---------
U.S. Government
  and federal agency
  obligations          $ 31,316     $   12       $  (586)       $ 30,742     $ 17,957     $   68       $  --        $ 18,025
Mutual funds                 --         --            --              --        5,000         15          --           5,015
                       --------     ------       -------        --------     --------     ------       -----        --------
                         31,316         12          (586)         30,742       22,957         83          --          23,040
                       --------     ------       -------        --------     --------     ------       -----        --------
Mortgage-backed
  securities
  FHLMC/FNMA/
  GNMA
     30-year             27,450        450          (153)         27,747       32,949        387         (39)         33,297
     7-year              17,055         17          (161)         16,911       40,217         17        (176)         40,058
     Adjustable         356,559      5,542          (129)        361,972      192,340      2,700        (226)        194,814
REMICs
  Fixed-rate            131,337        114        (1,917)        129,534       77,274        260        (178)         77,356
  Adjustable-rate        28,922         33           (33)         28,922       47,945        252        (135)         48,062
                       --------     ------       -------        --------     --------     ------       -----        --------

                        561,323      6,156        (2,393)        565,086      390,725      3,616        (754)        393,587
                       --------     ------       -------        --------     --------     ------       -----        --------

     Total             $592,639     $6,168       $(2,979)       $595,828     $413,682     $3,699       $(754)       $416,627
                       ========     ======       =======        ========     ========     ======       =====        ========


      The application of SFAS No. 115 resulted in a credit to stockholders' equity of $1,968,000 ($3,189,000 net of income tax of $1,221,000) at
      December 31, 1996, compared to a credit of $1,799,000 ($2,945,000 net of income tax of $1,146,000) at December 31, 1995.

      The   amortized   cost  and   estimated   market   value   of   securities
      available-for-sale by final maturity date at December 31, 1996 and 1995, are shown below (in thousands):

                                                             1996                               1995
                                                  ---------------------------         ---------------------------
                                                                    Estimated                          Estimated
                                                  Amortized           Market          Amortized          Market
                                                    Cost              Value             Cost             Value
                                                  ---------         ---------         ---------        ----------
  Due in one year or less                         $    301          $    301          $  5,000          $  5,015
  Due after one year through five years             18,250            18,106            30,788            30,771
  Due after five years through ten years            33,321            32,846            27,386            27,312
  Due after ten years                              540,767           544,575           350,508           353,529
                                                  --------          --------          --------          --------
                                                  $592,639          $595,828          $413,682          $416,627
                                                  ========          ========          ========          ========


      At December 31, 1996, the second and third categories above include three securities callable within one year. The amortized cost of these securities is $29,920,000 and at December 31, 1996, the estimated market value associated with these callable securities is $29,346,000.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Results from sales of securities are as follows (in thousands):

                                                                               For the Years Ended
                                                                                   December 31,
                                                                    -------------------------------------------
                                                                      1996              1995              1994
                                                                    -------           -------           -------
           Gross proceeds from sales                                $29,999           $51,765           $89,106
                                                                    =======           =======           =======

           Gross realized gains                                     $   146           $    --           $   646
           Gross realized losses                                        (57)             (883)           (1,337)
                                                                    -------           -------           -------

           Net realized gains (losses)                              $    89           $  (883)          $  (691)
                                                                    =======           =======           =======


5.    Loans Receivable:

      Loans receivable at December 31, 1996 and 1995, consisted of the following (in thousands):

                                                                                              December 31,
                                                                                      --------------------------
                                                                                        1996              1995
                                                                                      --------          --------
         First mortgage loans Principal balances:
               Secured by one-to-four family residences                               $393,538          $329,793
               Secured by other properties                                             133,677            76,165
               Construction loans                                                       58,228            25,351
               Residential lots                                                          3,691             4,986
                                                                                      --------          --------
                                                                                       589,134           436,295
                                                                                      --------          --------
         Consumer and other loans Principal balances:
               Home equity and second mortgage                                          34,425            27,826
               Automobile                                                               31,072            15,970
               Lines of credit                                                           5,608             5,803
               Other                                                                     7,537             5,456
                                                                                      --------          --------
                                                                                        78,642            55,055
                                                                                      --------          --------
         Less:
            Loans-in-process                                                            31,631            16,062
            Allowance for loan losses                                                    9,656             4,438
            Net deferred loan origination fees                                           2,142             2,068
            Purchase accounting discount                                                   757               481
            Unearned discount                                                            1,134               595
            Discount on loans purchased                                                     51               282
                                                                                      --------          --------
                                                                                        45,371            23,926
                                                                                      $622,405          $467,424
                                                                                      ========          ========

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      The following is an analysis of the allowance for loan losses (in thousands):

                                                                                For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                      1996              1995             1994
                                                                    --------          -------          --------
         Balance, beginning of year                                 $ 4,438           $4,459            $ 3,274
         Allowance acquired from Seaboard                             5,185              N/A                N/A
         Provisions (credited) charged to operations                   (265)             454              1,431
         Loans charged-off                                           (1,429)            (788)            (1,068)
         Recoveries                                                   1,727              313                822
                                                                    -------           ------            -------
         Balance, end of year                                       $ 9,656           $4,438            $ 4,459
                                                                    =======           ======            =======

      The principal balance of nonaccrual loans, and renegotiated loans for which the interest rate has been reduced from that stipulated in the original loan agreement, totaled approximately $6,286,000 and $6,947,000 at December 31, 1996 and 1995, respectively. The differences between interest income that would have been recorded under the original terms of such loans and the interest income actually recognized are summarized below (in thousands):

                                                                               For the Years Ended
                                                                                   December 31,
                                                                    -----------------------------------------
                                                                     1996              1995             1994
                                                                    ------            ------            -----
         Interest income that would have
            been recorded                                           $435              $639              $734
         Less interest income recognized                             206               462               540
                                                                    ----              ----              ----
         Interest income foregone                                   $229              $177              $194
                                                                    ====              ====              ====

      The Bank is not committed to lend additional funds to debtors whose loans have been modified.

      Results from sales of loans are as follows (in thousands):

                                                                                For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                     1996               1995             1994
                                                                    ------            -------          --------
         Gross proceeds from sales                                  $892              $10,544           $13,562
                                                                    ====              =======           =======
         Gross realized gains                                       $ 12              $   150           $   118
         Gross realized losses                                        --                   (8)              (23)
                                                                    ----              -------           -------
         Net realized gain                                          $ 12              $   142           $    95
                                                                    ====              =======           =======

      Unrealized losses on mortgage loans held-for-sale for the years ended December 31, 1996, 1995 and 1994 were $0, $0 and $68,000, respectively. The unrealized loss recognized in 1994 resulted from the transfer of certain loans held-for-sale into the held-to-maturity category.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Mortgage loans serviced for others are not included in the accompanying Consolidated Balance Sheets. The unpaid principal balances of these loans at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                                                                               December 31,
                                                                                      ---------------------------
                                                                                        1996              1995
                                                                                      --------          ---------
         Mortgage loan portfolios serviced for:
            FHLMC                                                                     $131,514          $147,871
            GNMA                                                                        17,646            19,352
            VHDA                                                                         7,640             7,838
            Other Investors                                                                166               291
                                                                                      --------          --------
                                                                                      $156,966          $175,352
                                                                                      ========          ========

      Custodial escrow balances maintained in connection with the foregoing loan servicing portfolios were approximately $644,000 and $640,000 at December 31, 1996 and 1995, respectively. Balances at December 31, 1996 were maintained in noninterest checking accounts as required under servicing agreements.

      The following table sets forth information relating to the Bank's impaired loans for the years ended December 31, 1996 and 1995, (in thousands), as required by SFAS No. 114 (Note 21). The total of the recorded investment in these loans and the related allowance for credit losses is included in loans receivable.

                                                                                         For the Years Ended
                                                                                             December 31,
                                                                                      -------------------------
                                                                                        1996              1995
                                                                                      -------           -------
         Impaired loans for which there is a related
            allowance for credit losses                                               $9,022            $4,223

         Impaired loans for which there is no related
            allowance for credit losses                                                   --                --
                                                                                      ------            ------
         Total impaired loans                                                         $9,022            $4,223
                                                                                      ======            ======

         Allowance for credit losses:
            Balance, beginning of year                                                $  768            $  756
            Restructured loans not previously impaired                                   178                --
            Allowance acquired from Seaboard                                           2,415               N/A
            Provisions charged to operations                                             177                12
            Loans charged-off                                                            (38)               --
                                                                                      ------              ----
            Balance, end of year                                                      $3,500            $  768
                                                                                      ======            ======

         Average impaired loans during the period                                     $9,089            $4,234
                                                                                      ======            ======

         Interest income recognized on impaired loans
            during the time within the period that
            the loans were impaired                                                   $  131            $   98
                                                                                      ======            ======

         Interest income  recognized on impaired loans using a cash-basis method of accounting during the time within the period that
            the loans were impaired.                                                  $  131            $   98
                                                                                      ======            ======

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

6.    Accrued Interest and Dividends Receivable:

      Accrued interest and dividends receivable at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                                                                             December 31,
                                                                                      --------------------------
                                                                                        1996              1995
                                                                                      --------          --------
         Loans receivable                                                             $ 4,258           $4,730
         Mortgage-backed securities                                                     5,684            4,380
         Investment securities and other                                                  882              333
                                                                                      -------           ------
                                                                                      $10,824           $9,443
                                                                                      =======           ======

7.    Real Estate Owned:

      Real estate owned at December 31, 1996 and 1995, consisted of the following (in thousands):

                                                                                             December 31,
                                                                                      -------------------------
                                                                                       1996              1995
                                                                                      -------           -------
         Real estate owned                                                            $1,232            $655
         Allowance for losses on real estate owned                                       (30)            (33)
                                                                                      ------            ----
                                                                                      $1,202            $622
                                                                                      ======            ====

      The following is an analysis of activity in the allowance for losses on real estate owned (in thousands):

                                                                               For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                     1996              1995              1994
                                                                    ------            ------            -------
         Balance, beginning of year                                 $ 33              $ --              $ 5,060
         Allowance acquired from Seaboard                              8               N/A                  N/A
         Provisions charged to operations                             61                41                  746
         Losses charged-off                                          (72)              (11)              (5,808)
         Recoveries                                                   --                 3                    2
                                                                    ----              ----              -------
         Balance, end of year                                       $ 30              $ 33              $    --
                                                                    ====              ====              =======

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Results from sales of real estate owned are as follows (in thousands):

                                                                                For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                     1996              1995              1994
                                                                    ------            ------            -------
         Gross proceeds from sales                                  $834              $835              $10,236
                                                                    ====              ====              =======

         Gross realized gains                                       $290              $ 89              $ 1,320
         Gross realized losses                                        --                (3)                 (10)
                                                                    ----              ----              -------

         Net realized gains                                          290                86                1,310

         Deferred realized gains                                      --                --               (1,117)
         Deferred gains recognized                                    10                10                   36
                                                                    ----              ----              -------

         Net recognized gain                                        $300              $ 96              $   229
                                                                    ====              ====              =======

      On October 31, 1994, the Bank sold three foreclosed hotel properties representing more than 90% of its total REO balance at that date. The properties were sold at a gain of $1,117,000 which is being recognized on the installment method, with $10,000, $10,000 and $36,000 of gain being recognized for the years ended December 31, 1996, 1995 and 1994, respectively. The Bank financed $8,500,000 of the sales price.


8.    FHLB Stock:

      The Bank, as a member of the FHLB system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB.

      At December 31, 1996 and 1995, the Bank's investment in FHLB stock was $13,086,000 and $8,310,000, at cost, respectively.


9.    Premises and Equipment:

      Premises and equipment at December 31, 1996 and 1995, are summarized by major classifications as follows (in thousands):

                                                                                              December 31,
                                                                                      --------------------------
                                                                                        1996              1995
                                                                                      --------          --------
         Land and buildings                                                           $18,656           $15,319
         Furniture, fixtures and equipment                                              5,307             3,509
                                                                                      -------           -------
                                                                                       23,963            18,828
         Less accumulated depreciation                                                 (6,524)           (4,886)
                                                                                      -------           -------
                                                                                       17,439            13,942
         Improvements to leased property, net of amortization                              29                33
                                                                                      -------           -------
                                                                                      $17,468           $13,975
                                                                                      =======           =======

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements


10.   Deposits:

      Deposits at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                                           1996                                            1995
                                       -------------------------------------------     -------------------------------------------
                                                          Percent        Weighted                         Percent        Weighted
                                                            of            Average                           of            Average
                                          Amount           Total           Rates          Amount           Total           Rates
                                       -----------     -----------     -----------     -----------     -----------     -----------
  Passbook accounts                    $ 52,521               7.17%    3.32%           $ 58,208              9.59%     3.34%
  Negotiable order of with-
     drawal ("NOW") accounts             29,496               4.03     2.19%             26,294              4.33      2.41%
  Noninterest checking
     accounts                             2,557               0.35       --               1,403              0.23        --
  Money market deposit
     accounts ("MMDA")                   68,704               9.38     4.04%             34,025              5.60      3.09%
                                       --------             ------                     --------            ------
                                        153,278              20.93                      119,930             19.75
                                       --------             ------                     --------            ------

  Certificates of deposit:
     Less than 4.00%                         68               0.01                        1,370              0.22
     4.00% - 4.99%                       32,834               4.49                       49,946              8.23
     5.00% - 6.99%                      521,509              71.21                      401,781             66.18
     7.00% - 8.99%                       21,703               2.96                       29,747              4.90
     9.00% - 10.99%                       2,763               0.38                        4,365              0.72
                                       --------             ------                     --------            ------
                                        578,877              79.05     5.65%            487,209             80.25      5.77%
                                       --------             ------                     --------            ------
  Purchase Accounting -
     Seaboard                               167                .02                          N/A               N/A
                                       --------             ------                     --------            ------
                                       $732,322             100.00%    5.17%           $607,139            100.00%     5.21%
                                       ========             ======                     ========            ======

      The aggregate amount of short-term (one year or less) certificates of deposit with a minimum denomination of $100,000 was $35,009,000 and $36,337,000 at December 31, 1996 and 1995, respectively.

      At December 31, 1996, scheduled maturities of all certificates of deposit were as follows (in thousands):

                                   1997            1998            1999            2000          2001          Thereafter
                               -----------     -----------      ----------     ----------     ---------       ------------
     Less than 4.00%             $      5        $    62         $    --         $     1       $    --          $   --
     4.00% - 4.99%                 31,539          1,140             155              --            --              --
     5.00% - 6.99%                360,599         89,319          42,255          10,062        13,034           6,240
     7.00% - 8.99%                  7,560          1,286           5,005           4,509           982           2,361
     9.00% - 10.99%                   637          1,448             678              --            --              --
                                 --------        -------         -------         -------       -------          ------
                                 $400,340        $93,255         $48,093         $14,572       $14,016          $8,601
                                 ========        =======         =======         =======       =======          ======

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

  At December 31, 1995, scheduled maturities of all certificates of deposit were as follows (in thousands):

                                   1996           1997            1998            1999           2000        Thereafter
                               -----------     ----------      ----------       ----------     ---------     -----------
     Less than 4.00%             $  1,370        $    --         $    --         $    --       $    --          $   --
     4.00% - 4.99%                 43,044          5,469           1,294             139            --              --
     5.00% - 6.99%                257,499         85,673          25,149          20,047         7,187           6,226
     7.00% - 8.99%                  8,188          7,361           1,260           5,179         4,435           3,324
     9.00% - 10.99%                 2,076            245           1,376             668            --              --
                                 --------        -------         -------         -------       -------          ------
                                 $312,177        $98,748         $29,079         $26,033       $11,622          $9,550
                                 ========        =======         =======         =======       =======          ======




      Interest expense on deposits consisted of the following (in thousands):

                                                                                For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                      1996              1995              1994
                                                                    --------          --------          -------
         Passbook accounts                                          $ 2,657           $ 1,196           $ 1,359
         NOW accounts and MMDAs                                       3,324             2,473             2,570
         Certificates of deposit                                     29,681            26,553            20,616
                                                                    -------           -------           -------
                                                                    $35,662           $30,222           $24,545
                                                                    =======           =======           =======


11.   Securities Sold Under Agreements to Repurchase:

      Securities sold under agreements to repurchase at December 31, 1996 and 1995, are as follows (in thousands):

           Maturing
          Year Ending         Interest
         December 31,           Rate               1996              1995
       ---------------     ---------------      -----------       -----------
             1996           5.80% - 5.88%         $     --          $ 45,000
             1997           5.38% - 6.19%          182,000            80,000
             1998           5.01% - 5.91%           66,000            37,000
             1999                   5.10%           11,000                --
                                                  --------          --------
                                                  $259,000          $162,000
                                                  ========          ========

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Additional information concerning borrowings under reverse repurchase agreements is summarized as follows (in thousands):

                                                                                              December 31,
                                                                                      ---------------------------
                                                                                        1996              1995
                                                                                      ---------         ---------
         Average balance during the year                                              $258,417          $114,058
         Average interest rate during the year                                            5.67%             6.17%
         Maximum month-end balance during the year                                    $361,145          $195,000
         Mortgage-backed securities underlying the agreements at year-end:
               Carrying value, including accrued interest                             $288,209          $164,723
               Estimated market value                                                 $292,206          $166,054



      The Bank routinely enters into sales of securities under agreements to repurchase. Reverse repurchase agreements are accounted for as financings and the obligations to repurchase securities sold are reported as a liability in the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset accounts.

      Mortgage-backed securities sold under reverse repurchase and dollar reverse repurchase agreements are delivered to the broker-dealers who arrange the transactions. Under reverse repurchase agreements, the Bank retains legal control of the securities underlying the agreements. Broker-dealers may sell, lend, or otherwise dispose of securities sold under dollar reverse repurchase agreements to other parties in the normal course of their operation, and agree to resell to the Bank substantially identical securities at the maturities of the agreements.

      Interest expense on securities sold under agreements to repurchase is summarized as follows (in thousands):

                                         For the Years Ended
                                            December 31,
                           ------------------------------------------------
                               1996              1995              1994
                           ------------      ------------      ------------
                             $14,665            $7,041             $739
                             =======            ======             ====

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

12.   Advances From Federal Home Loan Bank of Atlanta:

      Advances from the FHLB at December 31, 1996 and 1995, consisted of the following (in thousands):

          Maturing                                     December 31,
        Year Ending        Interest          --------------------------------
        December 31,          Rate                1996               1995
      ---------------   ---------------      ----------------   -------------
            1996         4.87% - 6.94%           $    --         $ 54,478
            1997         5.72% - 6.99%             32,377          27,078
            1998         4.81% - 7.15%             30,724          17,937
            1999         4.84% - 6.97%             68,902           9,440
            2000         5.41% - 6.97%             26,715          26,715
         After 2000      4.72% - 7.03%            102,993          12,988
                                                 --------        ---------
                                                 $261,711        $148,636
                                                 ========        ========

      At December 31, 1996, convertible advances which can be called monthly by the FHLB of Atlanta totaled $25,000,000 at a 4.84% interest rate scheduled to mature in 1999 and $77,700,000 at interest rates ranging from 4.72% to 4.77% scheduled to mature after the year 2000.

      Pursuant to collateral agreements with the FHLB, advances routinely are collateralized by the Bank's stock in the FHLB and qualifying first mortgage loans, and sometimes by qualifying mortgage-backed securities. Total collateral was $362,034,000 and $229,852,000 at December 31, 1996 and 1995, respectively.

      Interest expense on advances is summarized as follows (in thousands):

                                          For the Years Ended
                                             December 31,
                           ------------------------------------------
                            1996             1995              1994
                           -------          -------           ------
                           $9,934           $10,195           $9,104
                           ======           =======           ======


13.   Long-Term Debt, Thrift Financing Corporation:

      During 1985, through its wholly-owned, single-purpose finance subsidiary, Life Capital Corporation ("Life Capital"), the Bank participated in a mortgage collateralized borrowing program (NMAC) through Thrift Financing Corporation. Through this program, Life Capital borrowed $32,115,572 on its note collateralized by mortgage-backed securities obtained in its initial capitalization from the Bank. This debt bears interest at a rate which is 0.2% above the weighted average rate of a group of bonds which it and several similar notes collateralize under the NMAC program. The effective rates for the years ended December 31, 1996, 1995 and 1994 were 11.61%, 11.63% and 11.61%, respectively. The debt is to be repaid from the payment proceeds, including prepayments, if any, of the underlying collateral. The debt was originally due in four segments with final maturity dates ranging from July 1, 1999 to January 1, 2016. At December 31, 1996, the first three segments had been paid and a balance of $5,375,000 of the fourth segment remains with a final

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      maturity date of January 1, 2016. Absent significant additional prepayments, the approximate anticipated principal repayments under the NMAC program during the next five years ending December 31 are as shown below.

             1997         1998           1999          2000         2001
         -----------   -----------   -----------   ----------    -----------
          $618,506      $83,675        $93,353      $104,151      $116,198


      The outstanding balance of long-term debt at December 31, 1996 and 1995, is as follows (in thousands):
                                                December 31,
                                       ------------------------------
                                            1996              1995
                                       ------------      ------------
                                          $5,227            $6,518
                                          ======            ======


      Interest expense on long-term debt is summarized as follows(in thousands):

                                    For the Years Ended
                                        December 31,
                     ------------------------------------------------
                          1996              1995              1994
                     ------------      ------------      ------------
                        $669              $808              $1,031
                        ====              ====              ======


14.   Capital Requirements and Other Regulatory Matters:

      The Bank is a federally chartered savings association subject to the Home Owners' Loan Act and the regulations of the Office of Thrift Supervision ("OTS") promulgated thereunder. The OTS is responsible for the supervision and regulation of savings institutions. The Federal Deposit Insurance Corporation ("FDIC") administers the federal deposit insurance program.

      Regulations promulgated by the OTS establish certain minimum levels of regulatory capital for savings institutions subject to its supervision. The Bank must follow specific capital guidelines stipulated by the OTS which involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items. An institution that fails to comply with its regulatory capital requirements must obtain OTS approval of a capital plan and can be subject to a capital directive and certain restrictions on its operations. At December 31, 1996, the minimum regulatory capital requirements were:

      o Tangible and core capital of 1.5% and 3%, respectively, consisting principally of stockholders' equity, but excluding most intangible assets such as goodwill and any net unrealized holding gains or losses on debt securities available-for-sale. Core (or Tier 1) capital must also equal or exceed 4% of the value of the risk-weighted assets.

      o Risk-based capital consisting of core capital plus certain subordinated debt and other capital instruments and, subject to certain limitations, general valuation allowances on loans receivable, equal to 8% of the value of risk-weighted assets.

      At December 31, 1996, the Bank was "well capitalized" under the prompt corrective action ("PCA") regulations adopted by the OTS pursuant to the Federal Deposit Insurance Corporation Improvement Act of

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

     1991 ("FDICIA"). To be categorized as "well capitalized," the Bank must maintain the following minimum ratios:

      o Core  capital  of 5%
      o Tier 1 risk-based capital of 6%
      o Risk-based capital of 10%

      The Bank's capital amounts and classification are subject to review by federal regulators regarding components, risk-weightings and other factors. There are no conditions or events since December 31, 1996, that management believes have changed the institution's category.

      A reconciliation of the Bank's capital as calculated in accordance with GAAP to the four components of regulatory capital calculated at December 31, 1996 (in thousands, except ratios) is shown below:

                                                                                                      Tier 1
                                                       Equity        Tangible           Core        Risk-Based      Risk-Based
                                                       Capital        Capital          Capital        Capital         Capital
                                                     -----------    -----------      -----------   ------------   -------------
         Stockholders' equity, substantially
            restricted                               $  127,844     $  127,844       $  127,844      $127,844        $127,844
         Unrealized gain on securities
            available-for-sale, net of tax               (1,968)        (1,968)          (1,968)       (1,968)         (1,968)
                                                     ----------     ----------       ----------      --------        --------
         Adjusted GAAP capital                       $  125,876        125,876          125,876       125,876         125,876
                                                     ==========
         Unallowable land loans                                             --               --            --            (787)
         Intangible assets                                              (4,821)          (4,821)       (4,821)         (4,821)
         General valuation allowances                                       --               --            --           5,973
                                                                    ----------       ----------      --------        --------
         Regulatory capital measure                                    121,055          121,055       121,055         126,241
         Minimum capital required                                       21,195           42,390        23,570          47,139
                                                                    ----------       ----------      --------        --------
         Excess                                                     $   99,860       $   78,665      $ 97,485        $ 79,102
                                                                    ==========       ==========      ========        ========
         Total assets per Thrift Report              $1,418,659
         Total risk-weighted assets                  ==========                                      $589,241        $589,241
                                                                                                     ========        ========
         Total tangible assets                                      $1,412,973       $1,412,973
                                                                    ==========       ==========
         Capital ratio                                      8.9%           8.6%             8.6%         20.5%           21.4%
                                                     ==========
         Regulatory capital category:
            Well capitalized, equal
               to or greater than                                          N/A%             5.0%          6.0%           10.0%
                                                                    ----------       ----------      --------        --------
         Excess                                                            N/A%             3.6%         14.5%           11.4%
                                                                    ==========       ==========      ========        ========

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      A reconciliation of the Bank's capital as calculated in accordance with GAAP to the four components of regulatory capital calculated at December 31, 1995 (in thousands, except ratios) is shown below:

                                                                                                      Tier 1
                                                       Equity        Tangible           Core        Risk-Based       Risk-Based
                                                       Capital        Capital          Capital        Capital          Capital
                                                     ----------    ------------     -------------   ------------     -----------
         Stockholders' equity, substantially
            restricted                               $ 118,039      $  118,039       $  118,039      $118,039        $118,039
         Unrealized gain on securities
            available-for-sale, net of tax              (1,799)         (1,799)          (1,799)       (1,799)         (1,799)
                                                     ---------      ----------       ----------      --------        --------
         Adjusted GAAP capital                       $ 116,240         116,240          116,240       116,240         116,240
                                                     =========
         Unallowable land loans                                                                                           (72)
         Intangible assets                                                (511)            (511)         (511)           (511)
         General valuation allowances                                       --               --            --           3,274
                                                                    ----------       ----------      --------        --------
         Regulatory capital measure                                    115,729          115,729       115,729         118,931
         Minimum capital required                                       16,442           32,883        17,097          34,195
                                                                    ----------       ----------      --------        --------
         Excess                                                     $   99,287       $   82,846      $ 98,632        $ 84,736
                                                                    ==========       ==========      ========        ========
         Total assets per Thrift Report              $1,098,412
         Total risk-weighted assets                  ==========                                      $427,432        $427,432
                                                                                                     ========        ========
         Total tangible assets                                      $1,096,100       $1,096,100
                                                                    ==========       ==========
         Capital ratio                                     10.6%          10.6%            10.6%         27.1%           27.8%
                                                     ==========
         Regulatory capital category:
            Well capitalized, equal
               to or greater than                                          N/A%             5.0%          6.0%           10.0%
                                                                    ----------       ----------      --------        --------
         Excess                                                            N/A%             5.6%         21.1%           17.8%
                                                                    ==========       ==========      ========        ========

      Life Savings Bank, FSB's capital exceeds all of the fully phased-in capital requirements imposed by the OTS. OTS regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution can, after prior notice but without the approval of the OTS, pay dividends or make other capital distributions during the calendar year up to amounts determined by a formula set forth in the regulations. Dividends or other capital distributions in excess of such amounts require prior regulatory approval.

      Life Bancorp, Inc. is subject to the restrictions of Virginia law, which generally provide that a Virginia corporation may make distributions to its shareholders unless, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise, which in the case of the Company they do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

15.   Benefit Plans:

      Retirement Plans

      Total pension plan and retirement expense for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                                                                                   For the Years Ended
                                                                                       December 31,
                                                                    ------------------------------------------
                                                                     1996             1995              1994
                                                                    ------           ------         ------------
         Net periodic pension cost:
            Employees' plan                                         $(259)            $114              $ 43
            Directors' plan                                            90              164                52
            401(k)                                                    133               91               118
         Actuarial fees and other plan expense                         27               72                74
                                                                    -----             ----              ----
            Total                                                   $  (9)            $441              $287
                                                                    =====             ====              ====

      Prior to July 1, 1995, the periodic cost recognized with respect to the employees' plan was computed in accordance with the requirements of SFAS No. 87 for single-employer pension plans. Effective July 1, 1995, all assets and liabilities of this plan were transferred to the Financial Institutions Retirement Fund ("FIRF"). The FIRF is a multi-employer pension plan under which plan assets are not segregated by employer, nor are separate actuarial valuations made with respect to each employer. However, the full-funding limitation is applied on an employer-by-employer basis, with any overfunded balance available to offset future contribution requirements. The Bank's overfunded balance was approximately $1,055,000, as of July 1, 1996, and approximately $1,260,000 as of July 1, 1995 (previously estimated by FIRF to be $692,000). Since pension cost with respect to multi-employer plans is recognized in the amount of contributions made, and since the Bank was not required to make any contributions in 1996 or 1995, no expense was recognized for the FIRF either year. Also, due to the extent of the plan's current overfunding, pension liabilities previously accrued under SFAS No. 87 have been reversed through 1996 operations.

      The periodic cost recognized with respect to the directors' plan was computed on the basis of individual retirement agreements which represent unfunded obligations of the Bank. However, the Bank is the beneficiary of life insurance policies on the lives of certain directors, the proceeds of which will be available to offset retirement benefit costs or for other corporate uses.

      Effective January 1, 1994, the Bank adopted an employee savings plan (401(k)) for the benefit of all employees having completed one year of service and having attained age 21. The Bank matches 50% of an employee's monthly contributions up to 3% of an employee's qualifying monthly compensation. The Bank's contributions vest to the participants who have completed five or more years of service. The Bank's matching contribution for 1996 was approximately $133,000.

      Deferred Compensation Plan

      The total expense recognized with respect to the deferred compensation plans for the years ended December 31, 1996, 1995 and 1994 was approximately $52,000, $51,000 and $183,000, respectively. Effective with the Bank's conversion to stock form, the then projected benefit obligation of $354,000 was invested on participants' behalf in savings accounts of the Bank, which accounts earn interest at the Bank's one-year Money Market Certificate rate. Of those funds, $352,000 was subsequently invested in Life Bancorp

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      stock on behalf of plan participants. Additional accumulations may, at the election of individual participants, also be invested in Life Bancorp stock.

      Employee Stock Ownership Plan

      On June 1, 1994, in conjunction with the Bank's anticipated conversion from mutual to stock form, the Company established an Employee Stock Ownership Plan ("ESOP") to provide additional retirement benefits to all full-time employees of the Company and the Bank who have been credited with at least 1,000 hours of service during a twelve-month period and who have attained age 21. The Bank's annual contributions to the ESOP are discretionary, and may be made in the form of Company stock, cash or in such property as is acceptable to the Trustee.

      Initially, the ESOP acquired 872,850 shares of the Company's stock, financed by an $8,728,500 loan from the Company. The shares purchased by the ESOP are reported in the stockholders' equity section of the accompanying balance sheet, together with an offsetting charge to Unearned common stock held by ESOP, a contra-equity account.

      Allocations of contributions are made to each participant's account in the same proportion that each such participant's qualifying gross compensation for the year bears to the total qualifying gross compensation of all participants for that year. As of December 31, 1996, 299,692 shares have been so allocated, based on principal and interest payments made by the ESOP on the loan, and no shares were committed-to-be-released. At December 31, 1996, the fair market value of the 573,158 unearned shares was approximately $10,317,000.

      ESOP shares allocated to participants in 1996, 1995 and 1994, were included in earnings per share calculations for the number of days they were outstanding during each year.

      Total contributions to the ESOP, including dividends, which were used to fund principal and interest payments amounted to $1,815,700 for 1996. The Bank recognizes compensation expense when shares are released for allocation to participants. Dividends on all shares held by the ESOP were used by the ESOP to make additional payments on the ESOP loan, thus releasing additional shares for allocation to participants. The total of such dividends in 1996 was $384,000.

      Stock Option Plan and Recognition and Retention Plan

      Under the Company's 1995 Stock Option Plan ("Stock Option Plan"), options to purchase common stock are granted to non-employee directors and certain officers of the Bank at not less than the estimated fair market value at the date of grant. The terms of the options generally provide that they will be vested and exercisable 20% per year over a five year period commencing on the date of grant. A total of 1,091,062 shares of common stock may be issued pursuant to this plan. Under the Stock Option Plan, stock appreciation rights may be granted such that the grantee may surrender an exercisable stock option in return for payment by the Company. No stock appreciation rights were granted during 1996 and 1995.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      A summary of the status of the Company's Stock Option Plan as of December 31, 1996 and 1995 and changes during those years is presented as follows:

                                                          1996                              1995
                                               ---------------------------       -----------------------------
                                                                 Exercise                           Exercise
                                                 Shares            Price           Shares             Price
                                               ---------        ----------       ----------      -------------
Options outstanding at beginning of year        817,202           $13.88                --               --
Options granted                                  21,000            14.50           817,202           $13.88
Options exercised                                    --               --                --               --
Options forfeited                                    --               --                --               --
                                                -------           ------           -------            -----
Options outstanding at end of year              838,202           $13.90           817,202           $13.88
                                                =======           ======           =======           ======

Options exercisable at year-end                 163,440           $13.88                --
                                                =======           ======           =======

      The remaining contractual lives of the options granted in 1996 and 1995 are 9.3 and 8.3 years, respectively at December 31, 1996. The weighted average remaining contractual life of total options is 8.3 years.

      The Company's Recognition and Retention Plan ("RRP") was designed to retain personnel of experience and ability in key positions by providing employees and non-employee directors of the Bank with a proprietary interest in the Company as an incentive to contribute to its success. A total of 436,425 shares of common stock may be issued pursuant to this plan. Unless the plan administration committee specifies otherwise, shares of common stock granted pursuant to the RRP generally will be in the form of restricted stock payable over a five year period at the rate of 20% per year, such payments commencing on the first anniversary of the date of grant of the award. A recipient will be entitled to all voting and other shareholder rights of vested shares. Nonvested shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the RRP Trust, and are voted by the trustees. The Company granted 10,500 shares at $14.50 per share and 322,623 shares at $13.88 per share in 1996 and 1995, respectively. Of the shares granted in 1995, a total of 64,518 shares vested and were distributed to participants in 1996. The Bank recognized expense related to the RRP of $915,487 and $596,800 during the years ended December 31, 1996 and 1995, respectively.

      During 1996, the Company purchased in the open market 209,127 shares for distribution under the RRP program.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      The Company applies Accounting Principles Board Opinion ("APB") 25 and related interpretations in accounting for its Stock Option Plan and the RRP. Accordingly, no compensation cost has been recognized for the Stock Option Plan. Had compensation cost been determined based on the fair value at the grant dates consistent with the methods of FASB Statement 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                           For the Years Ended
                                               December 31,
                                      -------------------------------
                                         1996                 1995
                                      ----------           ----------
      Net income:
            As reported                 $8,614               $9,148
            Pro forma                    8,003                8,747
      Net income per share:
         Primary:
            As reported                 $ 0.89               $ 0.90
            Pro forma                     0.83                 0.86
         Fully diluted:
            As reported                 $ 0.88               $ 0.89
            Pro forma                     0.81                 0.85



      For purposes of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model with the following assumptions for the grants in 1996 and 1995, respectively: dividend yields of 3.0% for 1996 and 1995; expected volatility of 21% and 25%; risk-free interest rates of 6.4% and 6.9%; and an expected option life of seven years for 1996 and 1995. The fair value at the date of grant of each option granted in 1996 and 1995 was $3.72 and $4.09, respectively.


16.   Income Tax Matters:

      Retained earnings at December 31, 1996 and 1995, included additions to bad debt reserves for income tax purposes of $14.3 million and $14.6 million, respectively. If the amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carry back of net operating losses, income taxes may be imposed at the then existing rates. Because the Bank does not intend to use the reserves for purposes other than to absorb losses, deferred income taxes have not been provided for these amounts, except for increases in the reserves, if any, since 1987 as required by SFAS No. 109.

      Prior to 1996, under the Internal Revenue Code and the Tax Code of Virginia, the Bank was allowed a special deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Internal Revenue Code permitted the Bank to deduct from taxable income an allowance for bad debts based upon either a percentage of taxable income (8%) before such deduction or actual loss experience; the Tax Code of Virginia permitted a deduction of 40% of Virginia taxable income before such deduction or actual loss experience. The Small Business Job Protection Act of 1996 ("SBJPA"), enacted by Congress on August 20, 1996, eliminated the reserve method of calculating tax bad debt deductions, effective January 1, 1996, for all savings institutions, like the Bank, with assets over $500 million. Those institutions

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      are  now  required  to  use  the  direct  charge-off  method.   Virginia's
      conformity rules will require use of the same method in calculating Virginia taxable income.

      The SBJPA also requires that reserves accumulated after 1987 be restored to taxable income ratably over a six-year period starting after December 31, 1995, unless the institution meets a residential loan requirement, in which case the recapture may be suspended on a per annum basis for up to two years. A savings institution with more than $500 million in assets, such as the Bank, is generally required to recapture its entire post-1987 additions to its bad debt reserve. The Bank has determined that approximately $1.4 million of post-1987 tax reserves are subject to recapture. Since the Bank previously established a deferred tax liability corresponding to its post-1987 tax reserves, the effects of the recapture are not material to the Bank's financial condition or results of operations.

      Additionally,  the SBJPA repeals  certain other  provisions in present tax law applicable only to savings institutions, including special rules applicable to foreclosures; a reduction in the dividends received deduction; the ability of a savings institution to use net operating losses to offset its income from a residual interest in a Real Estate Mortgage Investment Conduit ("REMIC"); and the denial of a portion of certain tax credits to a savings institution. The Bank has not determined what effect, if any, these changes may have on its financial condition or results of operations.

      The provision for income taxes varies from the amount that would be obtained by applying statutory income tax rates to income before income taxes. The difference is explained as follows (in thousands):

                                                                                 For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                      1996             1995              1994
                                                                    -------           -------           -------
         Statutory federal income tax                               $4,915            $4,896            $3,224
         Increases (decreases) in taxes resulting from:
            Nondeductible expenses                                     541                77                25
            Nontaxable income                                          (39)              (36)              (96)
            Tax credit and refunds                                      --                --              (409)
            State income tax, net of federal tax benefit               303               194               281
            Other                                                       (4)               (5)              (18)
                                                                    ------            ------            ------
         Provision for income taxes                                 $5,716            $5,126            $3,007
                                                                    ======            ======            ======
         Effective income tax rate                                    39.9%             35.9%             31.7%
                                                                    ======            ======            ======

      Income tax expense is summarized as follows (in thousands):

                                                                                For the Years Ended
                                                                                    December 31,
                                                                    ------------------------------------------
                                                                     1996              1995              1994
                                                                    -------           -------           -------
         Federal:
            Current                                                 $5,283            $4,458            $ (895)
            Deferred                                                   (91)              369             3,474
                                                                    ------            ------            ------
                                                                    $5,192            $4,827            $2,579
                                                                    ======            ======            ======
         State:
            Current                                                 $  405            $  259            $ (244)
            Deferred                                                   119                40               672
                                                                    ------            ------            ------
                                                                    $  524            $  299            $  428
                                                                    ======            ======            ======

                                       51

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      The net deferred tax asset in the accompanying Consolidated Balance Sheet at December 31, 1996 and 1995, includes the following amounts of deferred tax assets and liabilities (in thousands):

                                                                                              December 31,
                                                                                      ----------------------------
                                                                                        1996              1995
                                                                                      ---------         --------
         Deferred tax asset                                                           $ 4,098           $ 4,481
         Valuation allowance for deferred tax asset                                        --              (284)
         Deferred tax liability                                                        (4,034)           (4,161)
                                                                                      -------           -------
            Net deferred tax asset                                                    $    64           $    36
                                                                                      =======           =======


      The tax effects of principal temporary differences at December 31, 1996 and 1995, are shown in the following table (in thousands):

                                                                                              December 31,
                                                                                      --------------------------
                                                                                        1996              1995
                                                                                      ---------         --------
         Deferred Tax Assets:
            Amortization of goodwill                                                  $   203           $   --
            Accrued pension expense                                                        --              103
            Deferred loan fees                                                             --               45
            Book provision for losses on loans and real estate owned                    1,745            1,675
            Deferred compensation                                                         649              611
            ESOP and RRP                                                                  232              474
            Unrealized gain recognized under SFAS No. 115                               1,240            1,146
            Deferred gain on sale of hotels                                                --              416
            Other                                                                          29               11
                                                                                      -------           ------
               Total gross assets                                                       4,098            4,481
            Less valuation allowance                                                       --             (284)
                                                                                        4,098            4,197
                                                                                      -------           ------
         Deferred Tax Liabilities:
            Deferred loan fees                                                            110               --
            Depreciable property basis differences                                      2,395            2,377
            FHLB stock dividends                                                          881              920
            Accrued interest on pre-September 26, 1985 loans                              190              233
            Tax bad debt reserves                                                         453              625
            Other                                                                           5                6
                                                                                      -------           ------
                                                                                        4,034            4,161
                                                                                      -------           ------
               Net deferred tax asset                                                 $    64           $   36
                                                                                      =======           ======

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

17.   Other Noninterest Income and Expense:

      Other noninterest income and expense amounts are summarized as follows (in thousands):

                                                                                For the Years Ended
                                                                                    December 31,
                                                                    -------------------------------------------
                                                                      1996              1995              1994
                                                                    --------          --------          -------
         Other noninterest income:
            Dividends on FHLB stock                                 $  682            $  628            $  566
            Net income from hotel operations                            --                --             1,314
            Commission income                                          682               568               485
            Rental income                                              241               268               228
            Net REO income (expense)                                  (161)              (84)             (107)
            Other                                                      306               146               211
                                                                    ------            ------            ------
                                                                    $1,750            $1,526            $2,697
                                                                    ======            ======            ======
         Other noninterest expense:
            Insurance premiums                                      $  171            $  204            $  201
            Accounting and legal                                       471               383               276
            Directors' fees                                            217               185               170
            Charitable contributions                                   247                54                56
            Service charges                                             60                44                43
            Other                                                      748               524               356
                                                                    ------            ------            ------
                                                                    $2,141            $1,598            $1,294
                                                                    ======            ======            ======

18.   Special SAIF Assessment:

      On September 30, 1996, the "Deposit Insurance Funds Act of 1996" was signed into law. The legislation included a special assessment to recapitalize the SAIF insurance fund up to its statutory goal of 1.25% of insured deposits. The assessment required the Bank to pay an amount equal to approximately 65.7 basis points of its SAIF-assessable deposit base as of March 31, 1995, which resulted in a $4.38 million charge (pre-tax) to income during the year ended December 31, 1996.


19.   Net Income Per Share Information:

      For the purpose of calculating net income per common and common equivalent share for each of the periods presented, the Company used the respective numbers of weighted-average outstanding shares shown below (in thousands):

                                                                                       1994
                                                          1996        1995       (4th Quarter Only)
                                                         ------     --------     -----------------
         For primary net income per share                9,664       10,203            10,038
         For fully diluted net income per share          9,831       10,289            10,038

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Pro forma net income per share for periods prior to the fourth quarter of 1994 is not considered meaningful because the Bank's conversion to the stock form of ownership did not occur until October 11, 1994.

      The dilutive securities included in the calculations above consist entirely of common equivalent shares in the form of common shares contingently issuable under the Company's Stock Option Plan and Recognition and Retention Plan, both of which plans are described in Note
      15. No such shares were granted or issuable during 1994.

      The calculations of weighted-average common and common equivalent shares outstanding in 1996 also include the effects of the Company's repurchase of 1,063,785 shares of its outstanding common stock during the year. Under authorizations from its Board of Directors, the Company repurchased those shares between January 26, 1996 and July 23, 1996 at prices ranging from $14 1/8 to $14 1/2. At December 31, 1996, the Company is authorized to repurchase up to an additional 10% (or 984,684 shares) of its outstanding common stock during the 12 month period ending October 11, 1997.


20.   Commitments, Contingencies and Related Parties:

      Operating Leases

      The Bank leases certain branch offices through noncancellable operating leases with terms that range from 4 to 12 years, with renewal options thereafter. Occupancy and office operations expense attributable to operating leases includes $67,700 for 1996, $39,500 for 1995 and $52,440 for the year ended December 31, 1994.

      Minimum future annual rent commitments under these agreements as of December 31, 1996, for the next five years and thereafter are:

         1997     1998       1999       2000      2001    Thereafter   Total
      ---------  --------  ---------  --------  --------  ----------  ---------
       $71,942   $74,689    $76,767   $75,555   $27,502    $112,500   $438,955


      Off-Balance-Sheet Risk

      In the normal course of business, as necessary to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, lines of credit and letters of credit. They involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      A  summary   of  the   contract   amount  of  the   Bank's   exposure   to
      off-balance-sheet risk, except for undisbursed loan funds, at December 31, 1996 and 1995, is as follows (in thousands):

                                                       December 31, 1996                             December 31, 1995
                                           ----------------------------------------     ------------------------------------------
                                              Fixed-       Variable                       Fixed-        Variable
                                               Rate          Rate          Total           Rate           Rate            Total
                                           ---------      ---------     -----------     ---------      -----------     -----------
     Financial instruments whose
        contract amounts represent
        credit risk:
        Commitments to extend
           credit, mortgage loans          $3,361         $44,371       $47,732         $5,573         $19,531         $25,104

        Commitments to extend
           credit, consumer and
           other loans                        845              --           845            366              --             366
        Undisbursed lines of credit            --           8,980         8,980             --           5,898           5,898
        Letters of credit                      --           1,420         1,420             --           1,817           1,817

      Fixed-interest rates range from 7.00% to 9.00% for mortgage loans and 8.00% to 17.50% for consumer and other loans.

      Fees received in connection with the letters of credit are recognized immediately. However, had the Bank deferred the fees and amortized them into income over the life of the commitments, net income would not be materially different.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include income-producing commercial properties and other real estate.

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. Those guarantees were issued primarily to support public and private borrowing arrangements, including bond financing and similar transactions.

      The credit risk involved in issuing letters of credit is essentially the same as that involved in extending a loan.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      Loans to Officers and Directors

      The Bank has made loans to officers and directors in the normal course of business. The following is an analysis at December 31, 1996 and 1995, of the loans to executive officers and directors (in thousands):

                                                                                              December 31,
                                                                                      -------------------------
                                                                                        1996              1995
                                                                                      --------          -------
         Balance, beginning of year                                                   $1,066            $1,158
         Increase due to change in qualifying officers                                   206                --
         Originations                                                                    193                --
         Collections                                                                    (239)              (92)
                                                                                      ------            ------
         Balance, end of year                                                         $1,226            $1,066
                                                                                      ======            ======

      Employment and Severance Agreements

      The Company has entered into employment agreements with its President and Executive Vice-President. It also has entered into severance agreements with its five Senior Vice-Presidents. The Bank also is a party to those same agreements. At December 31, 1996, the total commitment under all agreements was approximately $1,808,980.

      Litigation

      In the normal course of business, the Bank is involved in various legal actions. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of any such matters pending at December 31, 1996, will not have a material effect on the accompanying consolidated financial statements.


21.   FASB Statements and Proposed Laws and Regulations:

      FASB has issued SFAS No. 125 and SFAS No. 127 which do not permit adoption prior to January 1, 1997. SFAS No. 125, as issued, is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 127 defers certain provisions of SFAS No. 125 until after December 31, 1997. SFAS No. 125 and SFAS No. 127 will be adopted by the Bank when required.


      SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," specifies the accounting for transfers and servicing of financial assets and extinguishment of liabilities as well as assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its investment. Under SFAS No. 125, an entity recognizes only assets it controls and liabilities it has incurred, derecognizes assets only when control has been surrendered and derecognizes liabilities only when they have been extinguished. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with pledge of collateral. Extinguishments of liabilities are recognized only when the debtor pays the creditor or is otherwise legally released from the obligation.

      This statement addresses when an obligation to service financial assets should be recognized as an asset or a liability, that the servicing asset or liability is to be amortized in proportion to the period of net servicing income or loss and establishes that servicing assets and liabilities are to be assessed for impairment based on their fair value. It additionally modifies the accounting for assets such as interest only strips or retained interests in securitizations that can contractually be prepaid or settled in such a way that would preclude the

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      holder from recovering substantially all of its recorded investment, to require their classification as available-for-sale or trading securities.

      SFAS No. 125 as issued would have been effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," deferred most provisions related to repurchase agreements, dollar-rolls, securities lending and similar transactions to be effective after December 31, 1997. It also deferred the portion of SFAS No. 125 regarding secured borrowings and collateral until after December 31, 1997. The Bank does not believe that adoption of the applicable portions of SFAS No. 125 will have a material effect on operations in 1997.

      The FASB has issued SFAS No. 121, SFAS No. 122 and SFAS No. 123 which were adopted by the Bank as of January 1, 1996. SFAS No. 121, SFAS No. 122, and SFAS No.123 became effective for fiscal years beginning after December 15, 1995.

      SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and to long-lived assets and certain identifiable intangibles to be disposed of. This statement addresses when impairment losses should be recognized, how impairment losses should be measured and the reporting and disclosure requirements when long-lived assets have been determined to be impaired. Ultimately, SFAS No. 121 may shorten the amortization period of the Company's acquired intangible assets.

      SFAS No. 122, "Accounting for Mortgage Servicing Rights," amends certain provisions of SFAS No. 65, eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. When a mortgage banking enterprise purchases or originates mortgage loans, the cost of acquiring those loans includes the cost of the related mortgage servicing rights. If the mortgage banking enterprise sells or securitizes the loans and retains the mortgage servicing rights, the enterprise should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Any costs allocated to mortgage servicing rights should be recognized as a separate asset, amortized over the period of estimated net servicing income and evaluated for impairment based on their fair value. During 1996, the Company sold no loans to which it retained servicing rights; therefore, SFAS No. 122 has had no impact on these financial statements.
      This SFAS has been superseded by SFAS No. 125 which is discussed above.

      SFAS No. 123, "Accounting for Stock-Based Compensation," establishes, and encourages all entities to adopt, new financial accounting and reporting standards for stock-based employee compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees". Entities electing to remain with APB No. 25 accounting must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The affected plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees, requiring that such transactions be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The Company continued to account for stock-based compensation in accordance with APB No. 25 and has presented in Note 15 the disclosures required by SFAS No. 123.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

      The FASB has issued SFAS No. 114, which was adopted by the Bank as of January 1, 1995. SFAS No. 114, "Accounting by Creditors for Impairment of Loans," requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The effective rate of a loan is defined as the contractual interest rate adjusted for any deferred loan fees or costs, premiums or discounts existing at the inception or acquisition of the loan. SFAS No. 118 amended certain provisions of SFAS No. 114 relating to the recognition of interest income on impaired loans. See Note 5.


22.   Disclosures About Fair Value of Financial Instruments:

      SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, for which it is practicable to estimate fair value. The carrying (book) values and fair values of the Company's financial instruments at December 31, 1996 and 1995, are as follows (in thousands):

                                                                     December 31, 1996                  December 31, 1995
                                                               ------------------------------      -----------------------------
                                                                Carrying            Fair            Carrying           Fair
                                                                  Value             Value             Value            Value
                                                               -------------     ------------      ------------     ------------
         Cash and cash equivalents                             $   11,283        $   11,283        $    8,845       $    8,845
         Securities held-to-maturity                              140,974           141,269           168,602          169,195
         Securities available-for-sale                            595,828           595,828           416,627          416,627
         Loans receivable                                         622,405           632,187           467,424          468,717
         Federal Home Loan Bank stock                              13,086            13,086             8,310            8,310
                                                               ----------        ----------        ----------       -----------
            Total financial instrument assets                   1,383,576         1,393,653         1,069,808        1,071,694
                                                               ----------        ----------        ----------       ----------

         Deposits with no stated maturities                       153,278           153,278           119,930          119,930
         Deposits with stated maturities                          579,044           583,380           487,209          491,975
         Federal Home Loan Bank advances                          261,711           256,945           148,636          150,560
         Other debt obligations                                   264,227           263,845           168,518          169,856
                                                               ----------        ----------        ----------       ----------
            Total financial instrument liabilities              1,258,260         1,257,448           924,293          932,321
                                                               ----------        ----------        ----------       ----------
            Net value of financial instruments                 $  125,316        $  136,205        $  145,515       $  139,373
                                                               ==========        ==========        ==========       ==========

      The following methods and assumptions were used to estimate the fair value of those financial instruments for which it is practicable to estimate that value:

         The fair value of the Company's cash and cash equivalents is estimated to be equal to their recorded amounts. For securities held-to-maturity and securities available-for-sale, the fair value is estimated using quoted market values obtained from independent pricing services.

         The fair value of loans has been estimated by discounting the projected cash flows at December 31, 1996 and 1995. These rates have been adjusted as necessary to conform with the attributes of the specific loan types in the portfolio. The valuation has also been adjusted for prepayment risk using nationally published and internally determined prepayment percentages, which approximate the Bank's estimates of prepayment activity experienced in the portfolio. Management believes that the Bank's general valuation allowances at December 31, 1996 and 1995 are an appropriate indication of the applicable credit risk associated with determining the fair value of its loan portfolio and such allowances have been deducted from the estimated fair value of loans.

         No ready market exists for the Federal Home Loan Bank stock, and it has no quoted value. For presentation purposes, such stock is assumed to have a market value which is equal to cost.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

         The fair value of deposits with no stated maturities, including checking accounts and statement savings accounts, is estimated to be equal to the amount payable on demand as of December 31, 1996 and 1995. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rates used in these calculations approximate the current rates offered for deposits of similar remaining maturities.

         The fair value of Federal Home Loan Bank advances outstanding at December 31, 1996 and 1995, is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for advances of similar remaining maturities.

         The fair value of other debt obligations outstanding at December 31, 1996 and 1995, includes both securities sold under agreements to repurchase and a secured note to Thrift Financing Corporation. The fair value of securities sold under agreements to repurchase is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for securities of similar remaining maturities.

         The estimated fair value of commitments to extend credit is determined using fees currently charged for similar arrangements adjusted for changes in interest rates and credit risk that have occurred subsequent to origination. Because the Bank believes that the credit risk associated with available but undisbursed commitments would essentially offset fees that could be recognized under similar arrangements, and because the commitments are either short-term in nature or subject to immediate repricing, no fair value has been assigned to these off-balance sheet commitments.


23.   Conversion From Mutual to Stock Association

      The Company is a Virginia corporation organized in May 1994, for the purpose of becoming the unitary savings and loan holding company for the Bank. The Board of Directors of the Bank adopted an Amended and Restated Plan of Conversion dated May 9, 1994, pursuant to which the Bank converted, effective October 11, 1994, from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. The Holding Company completed its Subscription and Community Offering and, with a portion of the net proceeds, acquired the capital stock of the Bank.

      The total number of the Company's shares offered and issued at the date of conversion was 10,910,625 at $10 per share. Out of that offering, 872,850 shares were bought by the ESOP. The costs associated with the conversion were deducted from the proceeds of the shares sold in the conversion. Total conversion costs approximated $2,816,000, and the net proceeds received from the conversion approximated $97,562,000.

      At the time of the Bank's conversion from the mutual to the stock form of organization, it established a liquidation account in the amount of $48,973,000. The liquidation account will be maintained for the benefit of eligible account holders with qualifying deposits who continue to maintain their accounts at the Bank after the conversion. Qualifying deposits are those held in the Bank on February 28, 1993, by Eligible Account Holders and on June 30, 1994, by Supplemental Eligible Account Holders, both as defined in the Prospectus dated August 15, 1994. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

      The Bank is restricted from declaring or paying cash dividends or repurchasing any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. The Bank continues to be a member of the Federal Home Loan Bank System and all insured savings deposits continue to be insured by the FDIC up to the maximum provided by law.

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

24.   Subsequent Events:

      Dividends Declared

      On January 21, 1997, the Board of Directors of Life Bancorp, Inc. declared a cash dividend of $.11 per common share payable on February 28, 1997, to stockholders of record on February 14, 1997.

25.   Condensed Parent Company Only Financial Statements:

      Condensed financial statements of Life Bancorp, Inc. (parent company) are shown below. The parent company has no significant operating activities.

                                                Condensed Balance Sheets
                                                     (In thousands)
                                                                                                 December 31,
                                                                                --------------------------------------------
                                                                                      1996                      1995
                                                                                ---------------------     ------------------

                               Assets
      Cash in bank..................................................                  $    100                  $    258
      Investment in subsidiaries....................................                   127,844                   118,039
      Loans receivable from subsidiary..............................                    23,002                    43,797
                                                                                      --------                  --------

         Total assets...............................................                  $150,946                  $162,094
                                                                                      ========                  ========

                Liabilities and Stockholders' Equity
      Liabilities...................................................                  $      8                  $  1,153
                                                                                      --------                  --------
      Stockholders' equity:
         Common stock...............................................                        98                       109
         Additional paid-in capital.................................                    92,122                   106,659
         Retained earnings..........................................                    63,871                    59,447
         Unearned common stock held by ESOP.........................                   (5,732)                    (7,073)
         Unearned common stock held by RRP..........................                   (1,389)                        --
         Unrealized gain (loss) on securities held-for-sale by
            subsidiary, net of tax..................................                     1,968                     1,799
                                                                                      --------                  --------
            Total stockholders' equity..............................                   150,938                   160,941
                                                                                      --------                  --------
            Total liabilities and stockholders' equity..............                  $150,946                  $162,094
                                                                                      ========                  ========

                                           Condensed Statement of Operations
                                                     (In thousands)

                                                                                        1996                      1995
                                                                                ---------------------     -------------------


      Equity in earnings of subsidiary..............................                  $  7,020                  $  6,885
      Interest income...............................................                     2,519                     3,616
      Other expense.................................................                       159                       209
                                                                                      --------                  --------

      Income before income taxes....................................                     9,380                    10,292
      Provision for income taxes....................................                       766                     1,144
                                                                                      --------                  --------

      Net income....................................................                  $  8,614                  $  9,148
                                                                                      ========                  ========

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

                                           Condensed Statement of Cash Flows
                                                     (In thousands)

                                                                                             For the Years Ended
                                                                                                 December 31,
                                                                                --------------------------------------------
                                                                                       1996                      1995
                                                                                ---------------------     ------------------

      Cash flows from operating activities:
         Net income.................................................                  $  8,614                  $ 9,148
         Adjustments to reconcile net income to net cash
           provided by (used in) operating activities:
            Equity in net income of subsidiary......................                    (7,020)                  (6,885)
            Increase (decrease) in other liabilities................                    (1,145)                     824
                                                                                      --------                  -------

            Net cash provided by (used in) operating activities.....                       449                    3,087
                                                                                      --------                  -------

      Cash flows from investing activities:
         Net decrease in loan to subsidiary.........................                    20,796                    5,706
         Purchase of capital stock of subsidiary....................                        (1)                  (5,000)
         Principal collected on ESOP loan...........................                     1,257                    1,257
                                                                                      --------                  -------

            Net cash provided by (used in) investing activities.....                    22,052                    1,963
                                                                                      --------                  -------

      Cash flows from financing activities:
         Dividends paid.............................................                    (4,501)                  (4,800)
         Net proceeds (refunds) from issuance of common stock.......                        --                      (16)
         Repurchase of common stock.................................                   (15,162)                      --
         Purchase of common stock held for RRP trust................                    (2,996)                      --
                                                                                      --------                  -------

            Net cash provided by (used in) financing activities.....                   (22,659)                  (4,816)
                                                                                      --------                  -------

            Net increase (decrease) in cash and cash equivalents....                      (158)                     234

      Cash and cash equivalents, beginning of period................                       258                       24
                                                                                      --------                  -------

      Cash and cash equivalents, end of period......................                  $    100                  $   258
                                                                                      ========                  =======

                               Life Bancorp, Inc.
                   Notes to Consolidated Financial Statements

26. Quarterly Results of Operations (Unaudited)(in thousands, except per share data):

                                                                                   Year Ended December 31, 1996
                                                               -----------------------------------------------------------------
                                                                   First            Second            Third            Fourth
                                                                  Quarter           Quarter          Quarter           Quarter
                                                               -------------     ------------      ------------     ------------
         Total interest income.........................           $21,686           $22,785          $24,829           $25,833
         Total interest expense........................            13,449            14,270           16,354            16,856
                                                                  -------           -------          -------           -------
            Net interest income........................             8,237             8,515            8,475             8,977
         Provision (credit) for loan losses............                34               (38)            (295)               34
                                                                  -------           -------          -------           -------
            Net interest income after provision
               for loan losses.........................             8,203             8,553            8,770             8,943
         Noninterest income............................               699               843              940               880
         Noninterest expense...........................             4,505             4,950            9,474             4,572
                                                                  -------           -------          -------           -------
         Income before income taxes....................             4,397             4,446              236             5,251
         Income tax provision..........................             1,810             1,755               70             2,081
                                                                  -------           -------          -------           -------
         Net income....................................           $ 2,587           $ 2,691          $   166           $ 3,170
                                                                  =======           =======          =======           =======
         Net income per common and
            common equivalent share:
               Primary.................................           $   .25           $   .28          $   .02           $   .34
                                                                  =======           =======          =======           =======

               Fully diluted...........................           $   .25           $   .28          $   .02           $   .33
                                                                  =======           =======          =======           =======

         Dividends paid per common share...............           $   .11           $   .11          $   .11           $   .11
                                                                  =======           =======          =======           =======


                                                                                   Year Ended December 31, 1995
                                                               -----------------------------------------------------------------
                                                                   First            Second            Third            Fourth
                                                                  Quarter           Quarter          Quarter           Quarter
                                                               -------------     ------------      ------------     ------------


         Total interest income.........................           $18,740           $19,025          $19,452           $19,808
         Total interest expense........................            11,253            12,070           12,305            12,638
                                                                  -------           -------          -------           -------
            Net interest income........................             7,487             6,955            7,147             7,170
         Provision for loan losses.....................               168               123               75                88
                                                                  -------           -------          -------           -------
            Net interest income after provision
               for loan losses.........................             7,319             6,832            7,072             7,082
         Noninterest income............................               675               680              800              (132)
         Noninterest expense...........................             3,981             4,011            4,075             3,987
                                                                  -------           -------          -------           -------
         Income before income taxes....................             4,013             3,501            3,797             2,963
         Income tax provision..........................             1,513             1,341            1,443               829
                                                                  -------           -------          -------           -------
         Net income....................................           $ 2,500           $ 2,160          $ 2,354           $ 2,134
                                                                  =======           =======          =======           =======
         Net income per common and
            common equivalent share:
               Primary.................................           $   .25           $   .21          $   .23           $   .21
                                                                  =======           =======          =======           =======

               Fully diluted...........................           $   .25           $   .21          $   .22           $   .21
                                                                  =======           =======          =======          ========

         Dividends paid per common share...............           $   .11           $   .11          $   .11           $   .11
                                                                  =======           =======          =======          ========

                        Directors and Executive Officers

                               Board of Directors
                  Life Bancorp, Inc. and Life Savings Bank, FSB
-------------------------------------------------------------------------------

Edward E. Cunningham
Chairman of the Board,
President and Chief Executive Officer

William J. Fanney
Chairman Emeritus

Joseph C. Addington, Jr.
Retired as Chairman of the
Board of Addington-Beaman
Lumber Company

Charles M. Earley, Jr., M.D.
Retired general surgeon

E. Saunders Early, Jr.
Chairman of the Board and consultant
of Robbie's Home Center, Inc.

Donald I. Fentress
General insurance agent and President of Bryant-Fentress Associates, Ltd.

William J. Jonak, Jr.
Real estate appraiser and consultant
and President of Jonak & Company

Frederick V. Martin
Investment counselor and President
of Virginia Investment Counselors, Inc.

Tollie W. Rich, Jr.
Executive Vice President and
Chief Operating Officer

Braden Vandeventer, Esq.
Retired, formerly a Partner, then
Of Counsel with Vandeventer, Black,
Meredith & Martin, L.L.P.

                      Life Bancorp, Inc. Executive Officers
--------------------------------------------------------------------------------

Edward E. Cunningham
Chairman of the Board,
President and Chief Executive Officer

Tollie W. Rich, Jr.
Executive Vice President and
Chief Operating Officer

Emory J. Dunning, Jr., CPA
Senior Vice President, Treasurer and
Chief Financial Officer


                    Life Savings Bank, FSB Executive Officers
--------------------------------------------------------------------------------

Edward E. Cunningham
Chairman of the Board,
President and Chief Executive Officer

Tollie W. Rich, Jr.
Executive Vice President and
Chief Operating Officer

Nelson R. Arnold
Senior Vice President
Retail Banking Division

T. Frank Clements
Senior Vice President
Lending Division

Ralph T. Dempsey, Jr.
Senior Vice President
Loan Administration Division

Emory J. Dunning, Jr., CPA
Senior Vice President, Treasurer and
Chief Financial Officer

Edward M. Locke
Senior Vice President
Administrative Services Division

                             Stockholder Information

    Life Bancorp, Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Life Savings Bank, FSB. The Bank is a federally chartered, SAIF-insured savings institution operating from its headquarters located in Norfolk, Virginia and 20 full-service banking facilities located in the cities of Norfolk, Chesapeake, Portsmouth, Suffolk and Virginia Beach, Virginia. The Company's headquarters is located at the home office of the Bank at 109 East Main Street, Norfolk, Virginia 23510.

    The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(sm) under the symbol "LIFB." On March 6, 1997, the Company had 1,169 stockholders of record, excluding shares held in brokerage accounts.

    The Annual Meeting of Stockholders of Life Bancorp, Inc. will be held at the Norfolk Waterside Marriott, 235 East Main Street, Norfolk, Virginia on April 24, 1997 at 10:00 a.m.

    The table below shows the high, low and last sale prices and the per share dividends of the Company's common stock for each quarter of 1996 and 1995.

                           Market Price
Quarter                                             Dividends     Month end
Ended               High        Low       Last       Declared     Book Value
1994
December 31        $10 5/8    $ 8 1/8    $ 9 1/4                    $13.61
1995
March 31            12 1/4      8 7/8     12 1/8      $0.11          13.91
June 30             14 15/16   11 3/4     14           0.11          14.23
September 30        16  3/4    13 3/4     16           0.11          14.38
December 31         16  1/8    14 3/8     15           0.11          14.75
1996
March 31            15          14        14 1/2       0.11          14.74
June 30             14 5/8  13 7/8        14 1/8       0.11          14.73
September 30        16 1/4  14 1/8        16           0.11          14.77
December 31         18 3/8  15 7/8        18           0.11          15.33

                                [GRAPHIC DELETED]
--------------------------------------------------------------------------------
The original document contains a combination bar and line chart. The bar depicts the quarterly High and Low Market Prices beginning with the fourth quarter of 1994 through the fourth quarter of 1996. A line depicts the quarterly Month end Book Value. The table has been modified to include the additional data points for the chart.
--------------------------------------------------------------------------------
    In January 1997, the Company declared a quarterly dividend of $0.11 per share on its common stock. Dividends are customarily paid on the last day of February, May, August and November.

                              Shareholder Requests

    Requests for annual reports, quarterly reports and related stockholder literature should be directed to Investor Relations, Life Bancorp, Inc., 109
East  Main  Street,   Norfolk,   Virginia  23510,   (757)   858-1136.

Transfer Agent/Registrar
   ChaseMellon Shareholder Services
   85 Challenger Road, Overpeck Centre
   Ridgefield Park, NJ  07660
   (800) 851-9677

Independent Auditors
   Edmondson, LedBetter & Ballard, L.L.P.
   2200 Dominion Tower
   Norfolk, Virginia  23510

General Counsel
   Vandeventer, Black, Meredith & Martin, L.L.P.
   500 World Trade Center
   Norfolk, Virginia  23510-1699

Special Counsel
  Elias, Matz, Tiernan & Herrick L.L.P.
  734 15th Street, N.W., 12th Floor
  Washington, D.C.  20005

                   Banking Locations - Life Savings Bank, FSB

                                Corporate Offices
                              109 East Main Street
                             Norfolk, Virginia 23510

                                Operations Center
                       4530 East Virginia Beach Boulevard
                             Norfolk, Virginia 23502

                                Branch Facilities
                                 (757) 858-1000
--------------------------------------------------------------------------------


109 East Main Street
Norfolk, Virginia 23510

7420 Granby Street
Norfolk, Virginia 23505

728 West 21st Street
Norfolk, Virginia 23517

2336 East Little Creek Road
Norfolk, Virginia 23518

2008 Cromwell Drive
Norfolk, Virginia 23509

Military Circle, East Ring Road
Norfolk, Virginia  23502

4530 East Virginia Beach Boulevard
Norfolk, Virginia 23502

213 Battlefield Boulevard, South
Chesapeake, Virginia 23320

1400 Kempsville Road, Suite 134
Chesapeake, Virginia 23320

3921 Poplar Hill Road
Chesapeake, Virginia  23321

330 West Constance Road
Suffolk, Virginia 23434

3801 Pacific Avenue
Virginia Beach, Virginia 23451

6056 Indian River Road
Virginia Beach, Virginia 23464

601 Lynnhaven Parkway
Virginia Beach, Virginia 23452

1316 North Great Neck Road
Virginia Beach, Virginia 23454

2089 General Booth Boulevard
Virginia Beach, Virginia 23454

944 Independence Boulevard
Virginia Beach, Virginia 23455

501 South Independence Boulevard
Virginia Beach, Virginia 23452

3225 High Street
Portsmouth, Virginia 23707

6201 Portsmouth Boulevard
Portsmouth, Virginia 23701

                                    APPENDIX

    The cover of the 1996 Annual Report has eight photographs representative of Life Savings Bank's real estate lending in 1996. The photographs are duplicated in the report with an explanatory caption. The following list shows the location of the pictures and includes the explanatory caption.

Page 4
                    TWA Reservation Center, Norfolk, Virginia

    Life Savings Bank provided construction and permanent financing to develop 40,000 square feet of office space for a reservation center for TWA Airlines. The facility, part of the Bank's Community Reinvestment program, was developed in cooperation with the City of Norfolk Development Authority, the State of Virginia Economic Development Department and private developers. The project will generate in excess of 500 new jobs in Hampton Roads.


Page 6
                   Gatling Pointe South, Smithfield, Virginia

    Life Savings Bank provided financing to develop 82 single family lots in the first phase of this project. The subdivision is a planned community marketed to individual buyers and custom homebuilders.


Page 12
                   Courtyard by Marriott, Chesapeake, Virginia

    Life Savings Bank provided construction and permanent financing for this 90 room hotel to be operated as a Courtyard by Marriott. The facility, in the Greenbrier section of Chesapeake, Virginia, will generate approximately 30 new jobs for the area.


Page 13
                 Five Columbus Center, Virginia Beach, Virginia

    Life Savings Bank provided construction and permanent financing to build 20,000 square feet of office space in the Pembroke Central Business District of Virginia Beach. The building is leased to 360o Communications, as its regional headquarters, housing their corporate offices and operations as well as a sales center for cellular communications.


Page 14
                     New Kirn Building, Portsmouth, Virginia

    Life Savings Bank provided financing to rehabilitate 22,750 square feet of office space in the Olde Towne Historic District of Portsmouth, Virginia. The New Kirn Building, originally constructed in the 1920's, houses the headquarters of the Portsmouth

Redevelopment and Housing Authority. This loan is a part of the Bank's on-going Community Reinvestment programs.


Page 15
                     300 Freemason Street, Norfolk, Virginia

     Life Savings Bank provided financing to renovate this property, containing 9,200 square feet of office space, in an historic restoration area of Norfolk, Virginia. The structure was originally built in the 1890's.


Page 22
                        Wexford Downs, Suffolk, Virginia

    Life Savings Bank provided development and construction financing for this 104 unit townhome community in the city of Suffolk, Virginia. The townhomes are to be targeted to first-time homebuyers and is a part of the Bank's ongoing Community Reinvestment programs.


Page 22
                    Leigh Medical Building, Norfolk, Virginia

    Life Savings Bank provided financing for this medical office building containing 25,370 square feet, the facility is adjacent to Sentara Leigh Hospital in Norfolk, Virginia.